Exhibit 99.1

PORTAL TO THE TEXCOCO TEST MINE

2010 WAS A PIVOTAL YEAR FOR BAJA MINING, MARKING A SERIES OF SIGNIFICANT ACCOMPLISHMENTS FOR WHICH WE ARE VERY PROUD. WITH FUNDING COMPLETE AND PERMITS IN HAND, CONSTRUCTION IS NOW UNDERWAY AT BOLEO.

WE'VE GOT THE MOMENTUM, AND WE'RE SET TO ACHIEVE EVEN BIGGER MILESTONES.

Company Overview	2
2011 Objectives	4
Boleo Overview	6
President's Letter	8
Corporate Team	12
Construction Team	14
Resources Team	16
Operations Team	18
Human Resources Team	20
Corporate Social Responsibility	22
Management's Discussion & Analysis	25
Consolidated Financial Statements	45
Corporate Information	IBC

BAJA MINING 2010 ANNUAL REPORT

BOLEO SITE OVERVIEW

Baja Mining Corp. (TSX:BAJ; OTCQX:BAJFF) is a Canadian mine development company focused on the development of the Boleo copper-cobalt-zinc-manganese project located in Baja California Sur, Mexico.

Baja, through its 70% owned subsidiary Minera y Metalurgica del Boleo, is the majority owner and operator of Boleo. A Korean syndicate of industrial companies (Kores, LS-Nikko Copper, Hyundai Hysco, SK Networks and Iljin Materials) holds the remaining 30% of this subsidiary.

Boleo is fully permitted, fully funded, currently under construction, and targeted for copper production in early 2013.

WHY INVEST IN BAJA MINING

• Obtained all major permits	• Copper production early 2013
• Fully funded – raised over US$1 billion in 2010	• Cobalt and zinc production mid 2013
• Under construction – commenced in November 2010	• Low cost and long-life producer
• Excellent federal, state and local support

2010 ACCOMPLISHMENTS

• Issued Technical Report update	• Closed CDN$202 million bought deal financings
• Continued detailed engineering	• Finalized hedging program
• Signed US$853 million project financing	• Re-commenced Boleo construction

BAJA MINING 2010 ANNUAL REPORT COMPANY OVERVIEW 3

CORPORATE

2011 is all about growth and development as an organization. We are rapidly expanding our team while maintaining the culture we have worked so hard to develop. We are preparing for first draw of our senior loans and will continue to develop our systems and integration of our departmental processes to aid in increasing our efficiency and performance. We will execute our communication strategy and provide ongoing and frequent updates to investors throughout the construction period and as we achieve project milestones.

In addition, we will continue to review and improve our corporate governance and enterprise risk management frameworks to ensure compliance and forward-thinking leadership of our rapidly expanding company. We are focusing on preparing ourselves for operations and the start up of copper production in Q12013.

CONSTRUCTION

During 2011 the construction team will continue ramping up and maintaining the project schedule. We expect to have the construction camp at near capacity (2,500) by the end of the year. In February, and with the support of the state government, a “Job Fair” was held in Santa Rosalia to attract new workers to the project and aid in our recruitment efforts. This was a huge success with over 700 attendees and over 400 local applications received.

As with much of the rest of the world in recovery mode from the global financial meltdown, the Mexican construction industry remains very depressed and so to date, we have not encountered problems finding qualified contractors. As we move into the mechanical and electrical disciplines, we will continue sourcing competent Mexican contractors.

RESOURCES

Surface mining will start with major excavation work in the tailings storage area, along with other minor development. Underground mining will start at mine M301. For both, building a safe and productive team and meeting our budgets and schedule are our top goals in 2011.

Geology’s principle goal in 2011 is to assist the Mine Department in preparation for surface and underground mining activities. Secondly, Geology plans to carry out a 10,000 metre, US$2.3 million drill program to attempt to identify additional high grade copper resources, in particular, following up on high grade (+3% copper) intervals that were previously drilled and are not included in current resources.

2011 OBJECTIVES

OPERATIONS

The Business Department will support early mining activities, execute procurement and logistics plans with our Engineering Procurement and Construction Management (EPCM) contractor for the construction phase, enhance the Supply Chain Enterprise Resource Planning (ERP) modules, complete camp mobilization and advance accounting, communications and IT functions while developing policies and procedures to guide our future operations.

Basic engineering will be completed in the second quarter of 2011. Detailed engineering will be proceeding in parallel with construction and will be subjected to continuous review by a highly skilled and experienced owner’s team.

Our primary manganese goals for 2011 will be to develop markets for manganese carbonate and manganese metal from Boleo, design production facilities in appropriate locations and finalise a business case for the manganese go-ahead decision.

HUMAN RESOURCES

Human Resources’ most important objective for 2011 will be recruitment and on-boarding of our rapidly expanding workforce. We are committed to providing a fair and equitable workplace and hiring practices, and ensuring that staffing requirements of the organization are met and that all of our employees and workers are trained and prepared in order to succeed. In addition, Human Resources will continue to play a key role in crafting the organizational structure by assisting in the definition of roles, responsibilities and accountabilities.

In addition, we will monitor the policies and programs in place to ensure they meet the needs of the organization and of our employees; and ensure employee relations are upheld, thus providing the work environment the Company is committed to maintaining.

CORPORATE SOCIAL RESPONSIBILTY

Our 2011 corporate social responsibility goals are to maintain our compliance record, nurture our social license, and protect our excellent safety record. These simple goals represent the efforts of a staff of close to 50 people working in close communication with site and corporate employees, as well as literally thousands of contract employees and residents of Santa Rosalia to move our project forward with efficiency, celerity, and care for all those concerned.

For concrete goals, we anticipate a formal first stone ceremony, initiation of construction of the marine terminal, completion of the Soledad diversion, initiation of construction for the tailings storage facility, development of four dedicated emergency response teams and initiation of our contemporaneous reclamation program.

BAJA MINING 2010 ANNUAL REPORT 2011 OBJECTIVES 5

ROOF BOLTING IN THE TEXCOCO UNDERGROUND TEST MINE AT BOLEO

Boleo was staked in 1992 by John Greenslade, our current President and CEO. Since then, as part of a Definitive Feasibility Study (DFS), two test mining programs, two process pilot campaigns, and a +38,000 metre in-fill drill program have been carried out. The DFS was completed in 2007 followed by a Technical Report Update issued in March 2010. Boleo is funded and permitted. Copper production is scheduled for 2013.

BOLEO SNAPSHOT

  Ownership: 70% Baja Mining, 30% Korean Consortium

  Resource: Measured + Indicated 265Mt (of which P+P=85Mt) Inferred 160Mt

  Deposit: 7 flat-lying soft rock ore beds

  Products: Copper and cobalt metals, zinc sulphate and possibly manganese

  Mining: Underground [10,000 wet tonnes per day (wt/d)*] + Open Cut

  Access: On the ocean and main highway from USA

  Water: All process, but electrowinning, to run on sea water

  Power: 44MW acid plant, 20MW heavy fuel oil plant

BOLEO ECONOMICS(1)

Capex	US$889 million

Mine Life	23 years

Net Cash Costs	Negative US$0.29/lb of Cu

After Tax NPV (8%)	US$1.3 billion

After Tax IRR	25.60%

Y1-Y6
Copper Grade	Above 2.00%

Avg Yr Production	Cu 125Mlb/56.7kt
Co 3.7Mlb/1.7kt
Zn 55.8Mlb/25.4kt

STATISTICS

Copper Grade	1.33%

Avg Yr Production	Cu 84Mlb/38.1kt
Co 3.6Mlb/1.6kt
Zn 65.0Mlb/29.5kt

Revenue Distribution	Cu 66%
Co 25%
Zn 9%

(1)	Based on March 2010 Technical Report – Cu US $2.91/lb, Co US$26.85/lb, Zn US$0.53/lb
*	Note - ore contains up to 25% moisture by weight

BAJA MINING 2010 ANNUAL REPORT BOLEO OVERVIEW 7

2010 was a bell-weather year for Baja Mining Corp. We officially re-commenced construction at the Boleo project on November 15, 2010 and are targeting the first quarter of 2013 for first copper production, with the cobalt and zinc circuits to be on-stream a few months after copper.

I believe it is a testament to the strength of our management team, the quality of our financial advisors (Endeavour Financial International Corporation) and the support of an international team of lawyers, lenders, brokerage houses and offtake partners that we were able to complete a complex financing structure that resulted in the Boleo project being fully funded, with over US$1.18 billion raised in 2010.

The financing was the culmination of four years of effort starting with the completion of the Definitive Feasibility Study in May 2007. During that period we witnessed unprecedented volatility in the mining industry, with metal prices reaching record levels from 2006 to 2008 and then suddenly collapsing in September 2008. The global financial crisis started to materialize in 2007 and escalated in 2008 and 2009. Twice during that period we successfully negotiated credit facilities (receiving bank “Credit Committee” approvals each time) with the commercial banking sector, only to have market conditions deteriorate such that the facilities failed to close.

Fortunately, with the sale of a 30% interest in our Mexican subsidiary (Minera y Metalurgica del Boleo) in 2008, Baja was in a sound financial position and able to continue with the development of the Boleo project. We maintained orders for equipment with multi-year lead times, strengthened our management team and continued with detailed engineering.

The global financial crisis significantly reduced the funding capability of the members of the commercial banking sector that typically provide “Project” financing to the mining sector. As a consequence, we re-focused our financial plan to include various government export credit agencies. In July 2009, we initiated discussions with the Export-Import Bank of the United States and Export Development Canada; while continuing with our Korean partners to pursue certain Korean-based banks. With negotiation of legal documents reasonably well advanced, in mid 2010 we invited the participation of five well-respected commercial banks with significant experience in mine project financing. This culminated at the end of August 2010 with receipt of credit approval from all members of the banking group for a total debt package of US$822.5 million (including $63 million of subordinate debt and a US$50 million cost overrun facility). To our knowledge this was one of the largest debt facilities ever completed by a junior mining company.

President's Message

“The successful funding of the Boleo project has been acknowledged by the international financial community with Baja receiving the Mining Journal Latin American Exploration and Development Award of the Year and, with its lending group, the prestigious Project Finance Magazine Latin American Mining Deal of the Year for 2010.”
JOHN W. GREENSLADE
PRESIDENT, CEO & DIRECTOR

In addition to the debt facilities, we negotiated an off-take agreement for 70% of copper and cobalt production with Louis Dreyfus Commodities Metals Suisse SA of Geneva, in consideration for which they provided a letter of credit for US$35 million as Baja’s share of a US$100 million cost overrun facility required by the banks (US$50 million of the cost overrun was provided as part of the debt package and the remaining US$50 million was to be provided by Baja (US$35 million) and our Korean partners (US$15 million).

In November of 2010 we closed the final portion of the required funding (plus a buffer of approximately US$35 million) for the project with a CDN$184 million equity offering, led by Raymond James and Canaccord Genuity (with participation from Cormark Securities, Haywood Securities and CIBC World Markets). November 23, 2010 was a milestone day for Baja, the project and all stakeholders.

We are now in construction and working diligently to expand our management team for both the construction phase and for operations. In 2004 when Baja went “public”, we had one full time employee and a 150 square foot office. We have recently moved into a new 20,000 square foot office and when all our staff are in Vancouver, we have in excess of 40 people and expect to double that number in the coming years. In Santa Rosalia, we currently have approximately 150 permanent staff. Our site crew will grow over the next two years to 2,300+ people during construction, of which 925-950 people will make up the permanent work force.

We will face new challenges as we move forward. We are ever cognisant of our environmental and social responsibility to the local community. At the time of writing this message, and including all contractors, we have approximately 600 people on site. While we are aware of the problems that can arise with an influx of transient workers, we are partnering with the town, local authorities and staff to make the transition in the community a positive one for all involved. The town of Santa Rosalia was built to support Boleo in the 1880’s and 130 years later, the town continues to support the development of the mine. We, in partnership with the town, are building a legacy at Boleo of which all stakeholders can be proud.

We are now a very different company than we were a year ago, and we will continue to positively change as we move forward. With copper heading into a demand/ supply imbalance, we expect to see copper prices reach new highs (along with the usual short term dips), which will hopefully allow us to repay our debt facilities quickly and to potentially declare dividends.

The next few years will be exciting times for Baja Mining Corp. We trust our shareholders will enjoy the ride.

/s/ John W. Greenslade
John W. Greenslade
President, CEO & Director

BAJA MINING 2010 ANNUAL REPORT PRESIDENT’S MESSAGE 9

EMPLOYEE TRAINING

WE ARE EXCITED TO BUILD A LEGACY AT BOLEO THAT WILL BENEFIT ALL STAKEHOLDERS FOR MANY YEARS TO COME.

BAJA MINING 2010 ANNUAL REPORT OUR PEOPLE 11

SENIOR EXECUTIVE TEAM: LEFT TO RIGHT - JOHN GREENSLADE, ROWLAND WALLENIUS, KENDRA LOW, MIKE SHAW

“While our 2010 focus was primarily on financing, we could not ignore the activities that had to take place in order to prepare Baja for exponential growth.”
KENDRA LOW, VICE PRESIDENT – ADMINISTRATION & CORPORATE SECRETARY

2010 was in and of itself a turning point for Baja. The year started with an updated capital cost estimate delivered in January that saw the capital costs of the project similar to those estimated in 2008 and amounting to US$889 million, including US$90 million in contingency. After the global financial crisis thwarted our 2007/2008 financing accomplishments, our team re-focused, and, with the guidance of Endeavour Financial International Corporation, began re-constructing our financing efforts.

The majority of 2010 was spent working with our various lending agencies, Korean partners and offtake partner to complete a US$1.18 billion financing.

We signed the US EXIM portion of our financing package in less time than any EXIM financed mining projects had been completed before, kudos for the hard work of our team and our creditors.

We then spent the month of October, and part of November, working on the final component of the financing – the equity.

On November 23, we closed a CDN$184 million equity issuance, led by Raymond James and Canaccord Genuity. Less than 30 days after completion of financing we began mass earthworks at Boleo, signifying the re-start of construction.

This financing was one of the largest ever completed by a mining company of our size and has recently won two prestigious awards for its size, complexity and effectiveness. While our focus has been primarily on financing throughout 2010, we could not ignore the activities that had to take place in order to prepare for exponential growth of our company. These activities have included: advancements in our information technology and management information systems and infrastructure; the move to a larger office space given our staff increase required to execute the project; loan administration preparation to ensure organized and timely disbursements; and enterprise risk management planning and execution to not only understand and mitigate risks but also capitalize on opportunities.

We now turn our attention to executing the construction strategy we have prepared over the past 18 months and working swiftly towards production at Boleo and increased value for our stakeholders.

CORPORATE TEAM

Q&A

Q:	Why were the export credit agencies (ECAs) involved with the construction financing of the project?

A:

After the global financial crisis of 2008/2009, commercial banks no longer had the capacity or risk tolerance to lend at the rate required to finance Boleo without undertaking a massive equity issuance and severely diluting our current shareholders. The ECAs were able to loan the majority of the required capital and a syndicate of commercial banks completed the balance of debt financing required. In addition, the financing rate with the ECAs has been very favourable for the Company (note US EXIMs rate is fixed for the loan life (14 years at 3.02%).

Q:	Are you looking at any Merger and Acquisition (M&A) opportunities in the next 12 months?

A:

At this time, the sole focus of this team is to build Boleo on time, on budget, safely and responsibly. While we look to what opportunities Baja may have in the future, as it is good business to be forward-thinking, our efforts will be 100% on building, commissioning and operating Boleo. Boleo is one of the few near term copper producers in the world and in addition, will be one of the lowest cost producers of copper globally.

Q:	Given all of the milestones that were reached in 2010 and the progress being made at Boleo, how do you explain the current stock valuation?

A:

Typically, junior mining stocks increase their value through construction and Baja currently sits near the start of that movement. We have performed above the S&P/TSX and S&P/TSX-V indices in 2010 and into the start of 2011 and doubled our market capitalization. Our team is also focused on creating shareholder value by ensuring we build Boleo on time and on budget. We do not control the market or the share price (although we have been consistently on the road telling the story and working on new ways to communicate in a timely and useful manner to shareholders), but we do control how we execute this project. True shareholder value will be created by sound management of timelines and budget and each day that we move closer to copper production, our value increases.

BAJA MINING 2010 ANNUAL REPORT CORPORATE TEAM 13

CONSTRUCTION TEAM

REVIEWING SITE PROGRESS

MIKE SHAW, CHIEF OPERATING OFFICER

“Now that we are fully funded, we are focusing on executing this project on time and on budget – and creating continued value for our stakeholders.”
MIKE SHAW, CHIEF OPERATING OFFICER

The year 2010 was one of preparation for rapid resumption of construction activities. Our ramp up was carried out efficiently and without major incident because of the successful completion of several pre-funding activities:

  Reactivation of enough of the first phase construction camp to house early activity workers;

  Construction of our EPCM contractor’s site office and warehouse;

  Preparation of engineering documentation necessary to support a mass earthworks contract; and

  Solicitation, selection and award of a mass earthworks contract.

When the project went into suspension in 2008, the construction camp was in various stages of completion. Four worker dormitories were completed and equipped with temporary power, water and sewage. In August 2010, in anticipation of full funding by year end, local contractors were employed to complete these four dormitories which provided housing for up to 250 workers. A portable kitchen and dishwashing unit was brought in and a section of the cookhouse was temporarily partitioned to feed workers. By October 31, workers were being fed at camp, with 180 people per day being fed at the camp by the end of 2010. As of March 1, 2011, our phase one dormitories were 66% full (174 occupants).

Contracts were let in September 2010 for construction of our EPCM contractors site construction office and warehouse. Construction was well underway at year end on these critical facilities and we began occupying them in early 2011. We took the opportunity, in parallel with our construction finance efforts, to advance engineering through 2010.

The engineering drawings necessary for mass earthworks and haul roads at site were prepared and made available in the third quarter of 2010 in order to begin contacting and reviewing our needs with potential contractors. Bids were tendered, received, adjudicated and a contractor was selected. Following negotiations, this contractor was given a limited ‘Notice to Proceed’ so that they could do their planning for a swift mobilization immediately upon completion of funding. Our goal was to have this contractor on site and working within sixty days of full funding. Through the efforts of our team and the preparation work that had been undertaken, our contractor was able to begin work in less than half that time.

Q&A

Q:	There have been some big milestones over the course of the past few years. Now that you are fully funded and permitted, could you please list some of the key milestones of the construction phase?

A:	The first milestones have already been achieved. We issued our “Notice to Proceed” to our EPCM contractor in November 2010 and commenced mass earthworks ahead of schedule in December 2010.
By quarter, the following are further milestones stakeholders should be aware of:
Q2 2011 – Pouring of first concrete; receipt of initial power generators at site; and commencement of surface mining.

Q3 2011 – Completion of Phase 2 (final phase) of our 2,500 person construction camp; initial power generators (7.5MW) to become operational; commencement of underground mining operations; commencement of construction of our Marine Terminal; and initiation of construction of the tailings storage facility.

Q4 2011 – substantial completion of engineering; and arrival of grinding mills and scrubbers (long-lead items) on site.

Q:	What are the main risks that you could face during construction?

A:

The main risk we see facing the project during construction is locating and retaining sufficient construction personnel. Our goal is to hire from the local community as much as possible. Where we cannot hire locally, we will expand our search regionally (Baja)and then nationally in mainland Mexico. We require many different types and levels of personnel, with varying degrees of training and skills. Despite severe unemployment in the construction industry on the Baja, there remains a shortage of qualified skilled workers (a global phenomenon in mining). We are partnering with the local technical school to provide the education and training needed, but we believe we will need to source some of our personnel from the mainland and some very specialized talent from outside of Mexico. These days, recruitment efforts are global.

A secondary risk is weather. Santa Rosalia is hit with a major hurricane every five to ten years. Our experience has been that even tropical depressions can drop almost as much water as a hurricane, but without the wind. We can expect a significant storm on a yearly basis. Much care has gone into hydrologic design of the plant facilities to mitigate the effect of these storms. While construction is ongoing, activities will be scheduled to ensure that the necessary diversions and hydraulic structures will be in place in anticipation of the hurricane season.

BAJA MINING 2010 ANNUAL REPORT CONSTRUCTION TEAM 15

REVIEWING PLANS AT THE TEXCOCO TEST MINE SITE

“Mining projections in 2010 are quickly turning into dynamic operating plans, rapid equipment deliveries and focused project priorities–showing our stakeholders we can deliver the value we promised.”
SCOTT BRITTON, GENERAL MANAGER - MINING

MINING
2010 was a year focused on financing and construction start-up by 1) continuing design and site work, 2) continuing a dialogue with equipment suppliers, 3) performing underground test, work, and 4) beginning to staff the mine organization with both experienced professionals and new hires.

The mine group and its primary mine engineering consultants advanced detailed plans for early mining activities and the tailings storage facility dam design in anticipation of rapid approval from Mexican authorities.

During 2010, orders were placed for long-lead time underground mine equipment, including shuttle cars, roof bolters and mine power distribution equipment.

Several underground bolting tests occurred in 2010 at the test mine to improve our ground control program. Drilling tools, bolting materials and installation methods were all tested successfully.

During 2010, initial management positions for both surface and underground mining were filled with experienced professionals who, in turn, worked with other departments to begin the hiring and training process for our new mine employees.

GEOLOGY
2010 has been a quiet year geologically for Boleo as all efforts were directed towards securing the financing required to construct the mine and plant facilities. Geology assisted on many guided tours of the mine site for investors, financiers and mining analysts.

Following November’s announcement that financing had been secured, Geology then started looking forward to 2011. Our first objective was to review the mine plans and mineral resources for areas where additional value could be added to the project. This review resulted in a number of areas being identified with the potential to add additional highgrade copper(2% or better). Areas with exploration potential were also identified during these studies. Drill programs have been proposed for these high quality targets and will be undertaken in 2011.

2011 looks to be a much busier year for Geology. Apart from the proposed drilling, Geology will be actively assisting the Mine Department in preparation for the commencement of underground mining activities on site.

RESOURCES TEAM

Q&A

Q:	When do you expect mining operations to commence at Boleo?

A:

Surface mining operations are scheduled to commence and ramp-up in the second quarter of 2011, as mobile equipment is received at site and commissioned and an organization is hired and trained. Underground mining operations are expected to follow development and our ramp-up curve, beginning approximately six months after the start of surface mining in the third quarter of 2011, again as equipment arrives and workers are trained.

Q:	Will you be mining at full rate even before plant production begins and why do mining operations need to start so far in advance of plant operations?

A:

Both surface and underground mining activities are required prior to plant start-up, although not for the same reasons. At the time the plant starts, surface mining is expected to be at full rates and underground mining is expected to be at roughly 50% of full rates.

Surface mining will focus first in the tailings area by recovering valuable ore reserves while providing raw materials to the tailings dam contractor. This work requires 12 months to complete after equipment arrives and training occurs. Surface mining will then advance to the Dos Abril area to begin initial mining for limestone used for process neutralization. This work requires approximately six months, during which time the plant will be commissioned and work through their start-up activities.

Underground mining requires development time to reach the high grade areas of the ore body using a method of sequentially introducing productive groups of equipment and miners (so-called “mining units”) at a point in the schedule that allows each one to start mining. Before plant start-up, only three of the six mining units are scheduled to produce. Full underground mining won’t be available until roughly two years after the plant starts.

Q:	Will you be undertaking any exploratory work at Boleo?

A:

Absolutely! There are a number of excellent exploration targets on Boleo that require testing. During 2011 we are planning to drill test some of these high quality targets such as those areas not currently in the mine plan with the potential to host plus 2% copper ore.

BAJA MINING 2010 ANNUAL REPORT RESOURCES TEAM 17

OPERATIONS TEAM

INSPECTING EQUIPMENT IN THE LAYDOWN YARD

REVIEWING PROCESSING PLANT PLANS

“We are now entering the most exciting phase of the project and our team is ready to meet this challenge with energy and conviction.”
MIKE LAFLAMME, BUSINESS MANAGER

ENGINEERING
The two primary drivers in the ongoing design of the plant are the optimization of the unit operations in terms of both capital and operating costs, and ensuring that the engineering was sufficiently advanced to allow construction to begin as soon as project financing became available.

Reducing the overall energy consumption of the plant was tackled on a broad front. This included maximizing energy recovery from the waste heat streams and decreasing the power demand of the leach agitators, as well as the tailings and seawater pumping.

The major vertical vendor packages of SNC Lavalin (Acid plant), Bateman Litwin (SX and EW) and FLSmidth (Crushing, Milling Thickening and Clarifying) are well into detailed engineering. The basic the engineering of the remaining portions of the plant including the utilities was largely completed prior to detailing in our EPCM contractor’s office in Mexico City.

BUSINESS/SUPPLY CHAIN
The Business Department focused on supporting the project financing, preparing the site for re-start and managing our commitments from the suspension period. On November 2, 2010, MMB and our EPCM contractor executed the EPCM contract to ensure the timely Engineering, Procurement and Construction Management of the project.

Other significant accomplishments in 2010 included: award of the camp catering and security contracts, implementation of a site badging system, camp remediation for occupancy, and implementation of the procurement module of our ERP system.

Finally, we optimized our logistics strategy for operations by eliminating the proposed lightering operation in favour of a berthing dolphin terminal facility capable of discharging handymax vessels.

MANGANESE
Manganese development activities were progressed through the workings of the Company’s Manganese Action Committee.

Design and operating parameters for manganese metal production from manganese carbonate were investigated at the laboratories of the University of British Columbia (UBC). The manganese test work program was extended to include plating on a full height, pilot scale cathode as well as characterization of the manganese metal deposition and the cathode surfaces used for electrowinning.

Preliminary studies were completed to identify suitable sites for a possible manganese metal refinery, if a subsequent feasibility study supports such a decision. This was supported by studies into factors of production such as power, labour logistics and regulatory requirements.

Marketing development progress for manganese included defining a marketing strategy and internal organizational requirements as well as joining the International Manganese Institute.

Q&A

Q:	Why is copper recovery from clay no longer a challenge?

A:

Clay slurries are notoriously difficult to settle and thicken. However this issue of settling is overcome by using high-rate thickening, the key to which is diluting the incoming clay slurry down to very low percent solids. This gives the clay particles the space required for effective flocculation and enables them to be settled. Once settling is achieved, this allows for efficient washing of clay slurries, in a counter-current decantation (CCD) circuit, and the recovery of copper-bearing solutions.

Q:	What makes you confident that the process flow sheet will work effectively?

A:

Two continuous pilot plant tests were successfully carried out at SGS Lakefield. In addition, a considerable amount of testing and modelling of individual processes eg. Leach, CCD’s, SX and Iron removal have been successfully completed.

Q:	Have you already ordered all the long-lead items?

A:

Most of the long-lead items have been ordered including our longest lead item, the Acid Plant Turbine Generator (TG) set, which has already been delivered to site. Once project financing was confirmed in late November, the purchase orders for all long-lead items were instated.

Q:	How do you intend to move supplies into, and product out of, the site?

A:

The marine terminal has been extended to accept direct unloading of sulphur prill from Panamax size vessels rather than utilizing barge litering from an offshore mooring. This has significant positive operating and environmental benefits.

Smaller vessels (5000 dwt) will handle soda ash, fuel oil and mining supplies. Product will be backhauled on the same vessels to the USA. Fuel will be brought in by barge. The balance of material required at site will be brought in by truck.

Q:	What will drive the decision of producing manganese metal instead of manganese carbonate?

A:

Preliminary investigations show that there may be opportunities to sell manganese carbonate. Consequently marketing both manganese metal and manganese carbonate is being progressed to the point of securing indications of purchase commitments that meet the business needs of the organization. The decision to produce manganese metal or manganese carbonate will balance financial, technical and marketing risks with stakeholder requirements. Any decision to produce either product will be based on the outcome of a feasibility study to ensure positive economics.

BAJA MINING 2010 ANNUAL REPORT OPERATIONS TEAM 19

OUR SENIOR HUMAN RESOURCES TEAM

OUR BAJA HR TEAM IN RECRUITMENT MODE

“We recognize that future growth will result from the combination of talent and technology; hence our employees are one of our most valuable assets.”
BAJA’S COMMITMENT TO EMPLOYEES

In line with our Human Resources (HR) philosophy, which is based on an approach that combines the needs of the organization and of the employees, during 2010 our main goal was to partner with the different departments and ensure their staffing needs were met. As we prepared for growth, we initiated the search for potential candidates both internationally and throughout Mexico and filled many positions with high calibre individuals that will share the responsibility for making Boleo a reality.

In parallel, we continued to assist in formalizing the organizational structure by assisting with the definition of roles and responsibilities, and ensuring internal consistency and equity. We developed employee programs that will provide the organization with a competitive advantage at the time of attracting and retaining talent, and will also result in added benefits to our workforce.

We continued building a solid HR structure by strengthening our HR team and adding key individuals, and by crafting the policies and programs that will serve as a base upon which to rely at the time of hiring, and managing the talent required by the project and the future operations. A main component of this goal was the implementation of a HR information system that will allow our HR team to reach higher levels of efficiency as we manage an expanding work force and growing company.

In Mexico, at December 31, 2010, we had a total of 95 full-time permanent staff working on the advancement of Boleo. This was an increase of 52 workers over 2009 levels – and that number is now growing exponentially, with our recruitment efforts in full swing. We are committed to hiring locally where possible and as such, of our full time staff, 79 (83%) are members of the local community. In addition, we pride ourselves on being an equal opportunity employer and are working to create a diverse and high functioning team. We are working hard to create a culture of mutual respect and positive attitudes and in addition, have designed competitive compensation and benefits plans to ensure we attract and retain our talented workforce.

The breakdown of our 2010 workforce compared to our 2009 workforce is detailed on page 21. Our team is quickly expanding and, in Mexico, at March 1, 2011, we had 150 people employed through our two service companies in Mexico (123 employees and 27 unionized workers).

We are looking forward to the growth of our team throughout 2011 and to enhancing our corporate culture and team dynamics.

HUMAN RESOURCES TEAM

Q&A

Q:	What is the main challenge faced by Human Resources as the Company moves through construction?

A:

Our main challenge is recruitment of a large number of team members quickly and efficiently. We are focusing on seeking out local talent and attracting those that fit not only the job related skills, but also have the right attitude and work ethic to join our team.

We are focused on building culture as much as we are focused on fast-paced recruitment, two things that can be a challenge to maintain simultaneously.

Q:	How many people will Boleo employ?

A:

Through the construction phase, we will have approximately 2,300+ people at site contributing to the development of the project. This is a combination of our employees, as well as those of our contractors and subcontractors. Our permanent full time workforce, employed by the company, will settle in at around 950 and will carry through from construction into operations.

Q:	When will Boleo start advertising for the different positions it will need to recruit for?

A:

We are already advertising and recruiting for many different positions as our hiring has begun. You can see current openings on our website, as well as numerous sites online. Should you wish to join our team, we accept resumes at careers@bajamining.com and careers@mmboleo.com and should there not be an immediate opening that matches your skill set, resumes are kept on file for one year and we proactively contact those from our current base of resumes.

Q:	Where will the majority of the workforce reside?

A:

The vast majority of our construction workforce will be housed in our workers camp at site. There are presently 176 people living at camp and 300+ workers being fed in our canteen daily. The camp operation is a complex operation in and of itself. We will also provide playing fields and other forms of entertainment and exercise for camp residents. Those that do not live in camp reside within the community, either as permanent residents or contributing guests to the local economy.

2009/2010 MEXICCAN EMPLOYMENT (non-union employees at December 31, 2010)

	Sr/Local		Baja/Regional		Mexican/National		Foreigner		Women			Total
YEAR	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	Variance
EMPLOYEES	35	79	0	1	6	12	2	3	8	8	43	95	52

BAJA MINING 2010 ANNUAL REPORT HUMAN RESOURCES TEAM 21

PANADERÍA EL BOLEO, LOCAL SUPPLIER OF BREAD TO THE BOLEO CAMP

“Our ‘social license’ to operate in the community is maintained through extensive safety, environmental and community engagement programs, and strict compliance with our commitments.”
MICKEY STEWARD, GENERAL MANAGER
SOCIAL RESPONSIBILITY

ENVIRONMENT
The third payment in support of the El Vizcaino Biosphere Reserve was presented to the National Commission for Protected Natural Areas in Mexico City in January 2011. This third payment provides a total of approximately US$1.1 million to the Biosphere for remedial and other activities related to the preservation and conservation of the flora and fauna within the biosphere, the largest of its kind in Latin America. It is because of the Company’s support of the environment and of the organizations working within the biosphere that has earned it a reputation with the Mexican government as a leader in corporate social responsibility and compliance.

Environmental impact assessments and use concessions for Federal lands were approved for the Soledad diversion, a large hydrological funnel to divert storm waters around our processing facilities. The Soledad diversion will provide excellent protection for the site, and for the Boleo marine terminal. In addition, the project moved out of suspension and re-initiated the flora and fauna transplant program for protected species and biodiversity protection.

Throughout 2010 and now moving into 2011, we have and will continue to maintain our excellent compliance record.

COMMUNITY ENGAGEMENT
We continued with small but consistent collaborative projects with the community, notably continuing with repair and improvement of historic structures damaged by hurricane Jimena in 2009. In addition, and with the aid of our volunteer fire bridgade and donated fire engine, we continue to assist in emergency response, particularly fires in and around the local community of Santa Rosalia.

We work hard to keep the community informed of our activities on site. In line with our commitment to public consultation and disclosure, we presented the proposed marine terminal facility to the community and other stakeholders successfully at mid-year. By means of weekly bulletins, we kept the community informed of our activities during construction suspension and continue this practice now.

To celebrate the completion of funding and the re-initiation of the project, we hosted an onsite re-initiation ceremony with local and state delegates in December and in town with members of the community and our employees. In 2010, we were also fortunate enough to partner with some local youth sports teams and supported them as they represented Santa Rosalia in various tournaments, including company sponsored events.

In addition, education is incredibly important to us and our focus is on: environmental education for primary schools, expansion of our partnership in the solid waste management program, collaboration with local fisherman on the status of the squid fishing industry, and development of local suppliers and small business.

Finally, we have an excellent interactive relationship with the college in town to assist in the training of our workers and, with the utilization of their staff, in our monitoring and investigative activities.

HEALTH & SAFETY
We have implemented round-the-clock safety coverage on site, closely coordinated with the safety staff of our EPCM contractor. We have purchased an ambulance for on-site use, and evaluated the available medical services for staff and contractors. Safety training is provided to all employees on an ongoing basis.

At March 2011, we have worked over one million hours with no serious lost-time incidents.

INTERACTING WITH THE COMMUNITY

TENDING TO RESCUED FLORA IN THE SHADEHOUSE

BAJA MINING 2010 ANNUAL REPORT CORPORATE SOCIAL RESPONSIBILITY 23

FINANCIALS

Management's Discussion & Analysis 25
Consolidated Financial Statements 45
Corporate Information IBC

MANAGEMENT’S DISCUSSION
AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) of Baja Mining Corp. (“Baja” or the “Company”) provides analysis of the Company’s financial results for the year ended December 31, 2010. The following information should be read in conjunction with the accompanying audited Consolidated Financial Statements, notes to the audited Consolidated Financial Statements and Annual Information Form for the year ended December 31, 2010, all of which are available on the SEDAR website at www.sedar.com. Expressed in Canadian dollars, unless stated otherwise. This MD&A is current as of March 31, 2010.

PROJECT FINANCING FINALIZED, BOLEO PROJECT FULLY FUNDED AND CONSTRUCTION COMMENCED

HIGHLIGHTS

  August 13, 2010 Baja closed $17.5 million equity financing;

  September 28, 2010 Baja signed US$858 million of project financing;

  November 23, 2010 Baja closed $184 million cross-border bought deal equity financing;

  November 2010 EPCM contractor released;

  December 2010 Earthworks began on site;

  December 2010 Baja completes zero cost collar copper hedge program; and

  January 14, 2011 Baja fixes the interest rate at 3.02% for the full 14 year term on the US$419.6 million Export-Import Bank of the United States (“US Exim”) loan facility.

The above funding combined with the 30% equity funding requirements of the Korean Consortium completes the total financing package for the development of the Company’s El Boleo copper-cobalt-zinc- manganese deposit (the “Project”, “Boleo Project” or “Boleo”). The Company further advanced condition precedents for loan draws by completion of the hedging program and activating the US EXIM loan. The Company is now several months advanced in construction. For details see Current Developments.

NATURE OF BUSINESS
Baja is engaged in the exploration and development of its mineral properties in Mexico, and has commenced construction and development of the Boleo Project, located near Santa Rosalia, Baja California Sur, Mexico.

The Company owns its 70% interest in the Boleo Project through its wholly owned Luxembourg subsidiary, Baja International S.à r.l., which owns 100% of a Luxembourg subsidiary, Boleo International S.à r.l., which in turn owns 70% of the shares of Minera y Metalurgica del Boleo S.A. de C.V. (“MMB”). MMB holds all mineral and property rights for Boleo. The remaining 30% of Boleo is owned by a Korean Consortium (the “Consortium”), which acquired their interest in June 2008.

The Boleo Project is located on the east coast of Baja California Sur, Mexico, near the town of Santa Rosalia, some 900 kilometres south of San Diego. The deposit contains seven mineralized seams, called “mantos”, stacked within a single formation, all dipping gently to the east towards the Sea of Cortez in a step-like fashion, due to post depositional faulting.

The Boleo Project consists of roughly 12,000 hectares of mineral concessions and 7,000 hectares of surface occupancy rights, each assembled as part of a contiguous titled block. The project is located within the “buffer zone” of the El Vizcaino Biosphere (the “Biosphere”), a Mexican National environmental reserve; and the required Environmental Impact Manifest (“EIM”) has been approved by Mexican authorities, allowing the project to be built and operated in the buffer zone of the biosphere.

The Boleo Project is being developed as a series of underground mines using conventional soft rock mining methods, along with small open-cut mines, feeding ore to a processing plant. This plant will utilize a two-stage leaching circuit, followed by solid/liquid separation and solvent extraction/electrowinning to produce copper and cobalt as metal, zinc as zinc sulfate monohydrate and, likely at some point, manganese –probably as manganese carbonate.

BAJA MINING 2010 ANNUAL REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS 25

MANAGEMENT’S DISCUSSION
AND ANALYSIS

OVERALL PERFORMANCE

Corporate Outlook
2010 was a tremendous year of achievement for Baja, which included the completion of the project financing for the Boleo Project, full scale engineering and construction release, and the receipt of two finance awards which recognized the outstanding financing package for the Boleo Project. In 2011, management is focused on the development of the Project, including engineering, construction, staffing, scheduling, budgeting and senior debt drawings following the satisfaction of the remaining debt financing conditions precedents.

CURRENT DEVELOPMENT IN THE YEAR ENDED DECEMBER 31, 2010

Construction Financing Update

August 13, 2010
Baja closed its previously announced public offering of 21,875,000 common shares at a price of $0.80 per common share to raise gross proceeds of $17.5 million pursuant to a supplement to Baja’s base shelf prospectus dated April 19, 2010. The base shelf prospectus was underwritten by a syndicate led by Cormark Securities Inc., and included CIBC World Markets Inc., Canaccord Genuity Corp. and Rodman and Renshaw LLC.

September 28, 2010
Baja finalized and signed US$858 million of financing facilities for the construction and development of the Boleo project. The financing facilities are comprised of US$823 million of project financing facilities (the “Debt Facilities”) and a US$35 million equity cost overrun support facility (the “Equity Cost Overrun Agreement”).

The US$823 million of Debt Facilities, representing the entire amount of debt financing required to develop the Project, will be provided to MMB by the Export-Import Bank of the United States (“EXIM”); Export Development Canada (“EDC”); the Korea Development Bank (“KDB”); and by a group of commercial banks comprised of Barclays Capital (the investment banking division of Barclays Bank PLC), Standard Bank Plc, Standard Chartered Bank, UniCredit Bank AG and WestLB AG (together, the “Commercial Lenders”).

The amounts to be provided by each lender under the Facilities are detailed in the table below.

Boleo Project Debt Facilities

(US$ millions)
Project Financing
US Exim	$419
EDC	150
KDB	90
Commercial Lenders	100
SUBTOTAL	759
Subordinated Debt
KDB	64
TOTAL	$823

Drawdown of the Debt Facilities will be subject to a number of standard conditions precedent, including expenditure by Baja and its Korean partners of their required equity contributions. MMB has already finalized the terms of off-take arrangements with Louis Dreyfus Commodities Metals Suisse SA (“Louis Dreyfus Commodities”) to satisfy the requirement under the Debt Facilities to enter into off-take agreements for at least 70% of copper and cobalt production for the first 10 years of production.

The US$35 million Equity Cost Overrun Agreement has been provided by Louis Dreyfus Commodities in the form of a Letter of Credit, to satisfy Baja’s equity cost overrun support requirement, to be made available for the Project as a condition of the Debt Facilities. The signing of this agreement is the conclusion of one element of the Letter of Intent entered into between Baja and Louis Dreyfus Commodities that was announced in a press release dated June 7, 2010. The Toronto Stock Exchange has provided its approval for the Equity Cost Overrun Agreement.

The Louis Dreyfus Commodities Group (LDC) is one of the world’s leading commodity merchants and processors of agricultural, energy and metal products. The company has been trading commodities in international markets since 1851. LDC is present in over 56 countries, serving customers’ needs through its merchandising, logistics and asset management activities. The Louis Dreyfus Commodities Metals Platform is an LDC trading and service business unit globally recognized as one of the leading traders in non-ferrous metal raw materials, refined metals and their by-products. The Platform is actively involved in merchandising, risk management, logistics and financing of all parts of the metal supply chain as well as investment and equity participation in related assets. The Platform’s operations are managed from Geneva, with offices in all major producing and consuming regions.

For further information please visit the Louis Dreyfus Commodities website at www.ldcom.com

November 23, 2010
Baja closed its cross-border bought deal equity financing with a syndicate of underwriters co-led by Raymond James Ltd. and Canaccord Genuity Corp. (collectively, the “Underwriters”) under which the Underwriters purchase 167,325,000 common shares from the Company on a bought deal basis at a price of $1.10 per common share for aggregate gross proceeds of $184.058 million. The bought deal completes the total financing package for the development of the Boleo Project.

December 2010
Baja completed a zero cost collar copper hedge program, which was a significant component of the conditions precedent for the debt financing.

MMB purchased put options with a strike price of US$5,291/tonne (US$2.40/lb) and sold call options with an average strike price of US$8,760/tonne (US$3.97/lb) for 50% of the estimated copper production for the three-year period January 2014 to December 2016, inclusive, totalling 87,360 tonnes of copper. This program did not require any upfront outlay of cash by MMB.

These contracts are financially settled, monthly, based upon the London Metal Exchange monthly average copper cash price (“Copper Price”) at the time of copper sales from Boleo. The effect for revenues from copper sales will be as follows:

  If the Copper Price is less than or equal to US$5,291/tonne (US$2.40/lb):
  MMB will receive the put strike price. This establishes a price floor at US$5,291/ tonne (US$2.40/lb), in accordance with the project financial model.

  If the Copper Price is between US$5,291/tonne (US$2.40/lb) and US$8,760/tonne (US$3.97/lb): MMB will receive the actual copper spot price.

  If the Copper Price is greater than or equal to US$8,760/tonne (US$3.97/lb): MMB will receive the call strike price.

The remainder of Boleo’s copper production over its anticipated 23 year mine life will be sold at spot copper prices. Boleo’s cobalt and zinc sulphate production will also be sold at prevailing market prices.

The hedge program was arranged with Barclays Capital (the investment banking division of Barclays Bank PLC), Standard Bank Plc, Standard Chartered Bank, UniCredit Bank AG and WestLB AG.

January 14, 2011
Baja met all of the condition precedents necessary for the US EXIM loan facility to become operative, and fixed the interest rate on the US$419.6 million US EXIM loan facility at 3.02% for the full 14 year term of the loan.

Baja is being advised by Endeavour Financial International Corporation.

The recoverability of the Company’s investment in its mineral property remains dependent upon the Company’s ability to satisfy the remaining conditions precedents and draw on the debt facilities.

BAJA MINING 2010 ANNUAL REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS 27

MANAGEMENT’S DISCUSSION
AND ANALYSIS

Engineering Update
During the year significant engineering and design work continued on the project and with full project release in November 2010 the EPCM contractor and the vertical vendors were able to utilize this work to commence significant procurement release for the Boleo project. 2011 has continued the effort with high level of procurement for mining and process plant equipment to move the project forward. This is also reflected in the increased staff levels for numerous vertical vendors, the EPCM contractor and the owners team to move the project forward.

The Baja project team is integrated with the EPCM contractor to manage engineering and construction.

Construction Update
The Company has mobilized site construction and the EPCM contractor has mobilized to site with the site earthworks contractor having begun work in December. Further, the construction contracts for completion of camp construction, haul roads and infrastructure have been issued and work has been under way for over two months. A cement batch plant is operating on site and the first concrete installation construction is expected very soon. The site work force continues to expand with the increased activity and we are currently operating with in excess of 400 persons each day.

Corporate Update

September 2010
Baja moved to a new head office, due to lease expiry, with a larger floor space and a significantly more functional premise built to enhance the effectiveness of operations through the development of the Boleo Project.

January 28, 2011
Baja welcomed the appointment of Mr. Wolf Seidler as an additional director to Baja’s Board of Directors.

Mr. Seidler is a graduate of Queen’s University with an honours degree in Mining Engineering and is a member of the Association of Professional Engineers of Ontario, the Order of Engineers of Quebec, the Institute of Corporate Directors and a life member of the Canadian Institute of Mining and Metallurgy. He is also a graduate of the Institute of Corporate Directors, Directors Education Program.

Mr. Seidler has more than 40 years experience in the Canadian and international mining industry as an executive and consultant. This includes executive positions with Inmet Mining Corporation, Normandy LaSource SAS and J.S. Redpath Ltd., as well as senior operating positions with Teck Corporation, Quebec Cartier Mining Company (US Steel) and Gold Fields Mining Corporation. For five years he managed, on behalf of the French National Waste Agency (Andra), a nine country European R&D project related to the deep geological disposal of highly radioactive long lived waste. Mr. Seidler is also a director of Inmet Mining Corporation and Bridgeport Ventures Inc.

Internal Restructuring
During 2010, Baja and its subsidiaries underwent an internal restructuring in order to align its legal, finance and tax structure with its business objectives (the “Restructuring”). Pursuant to the Restructuring, two Luxembourg private limited liability companies, Baja International S.à r.l. and Boleo International S.à r.l., were incorporated and now hold Baja’s ownership interest in MMB. Also as a result of the Restructuring, Invebaja S.A. de C.V., a wholly owned Mexican subsidiary of the Company was merged into MMB, and Mintec Processing Ltd., a wholly owned subsidiary of the Company incorporated in British Columbia, was amalgamated with the Company.

The diagram below illustrates the inter-corporate relationship between the Corporation, its subsidiaries and its project following the Restructuring:

BAJA MINING CORP. (BRITISH COLUMBIA)
100%
BAJA INTERNATIONAL S.À R.L. (LUXEMBOURG)
100%
BOLEO INTERNATIONAL S.À R.L. (LUXEMBOURG)
70%
KOREA RESOURCES CORPORATION
33.334%
LS-NIKKO COPPER INC.
26.666%
HYUNDAI HYSCO CO. LTD.
16.668%
SK NETWORKS CO. LTD.
16.668%
ILJIN MATERIALS CO. LTD.
6.666%
KOREAN BOLEO CORPORATION SA DE CV (MEXICO)
30%
MINERA Y METALURGICA DEL BOLEO SA DE CV (MEXICO)
100%
DESARROLLOS Y SERVICIOS COSTEROS SA DE CV (MEXICO)
100%
SERVICIOS Y DESARROLLOS MESETA CENTRAL SA DE CV (MEXICO)
100%
EL BOLEO PROJECT

BAJA MINING 2010 ANNUAL REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS 29

MANAGEMENT’S DISCUSSION
AND ANALYSIS

SELECTED FINANCIAL DATA
The following annual and quarterly financial information is prepared in accordance with Canadian generally accepted accounting principles and is presented in Canadian dollars (“$” or “Cdn$”).

Annual information
The three most recently completed fiscal years ended December 31, 2010, 2009 and 2008:

	2010	2009	2008
Total revenues ($’000)	$–	$–	$–
Loss for the year ($’000)	$(80,722)	$(7,920)	$(2,293)
Basic and diluted loss per share for the year	$(0.48)	$(0.06)	$(0.02)
Total assets ($’000)	$398,312	$180,932	$198,385
Total long-term liabilities ($’000)	$151,872	$46,674	$51,130

Quarterly information
The eight most recently completed quarters prior to December 31, 2010:

	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,
	2009	2009	2009	2009	2010	2010	2010	2010
Total Revenues ($’000)	$–	$–	$–	$–	$–	$–	$–	$–
(Loss)/earnings for the period ($’000)	$(1,629)	$(1,869)	$(2,532)	$(1,890)	$(725)	$(2,249)	$(1,058)	$(76,690)
Basic and diluted (loss)/ earnings per share for the period	$(0.01)	$(0.01)	$(0.02)	$(0.01)	$(0.01)	$(0.02)	$(0.01)	$(0.33)

As the Company continued with strategic development initiatives during 2009 and into 2010, operating costs increased in support thereof. Furthermore, the Company recognized a significant increase in stock based compensation during the year 2009, following a repricing of outstanding stock options in the second quarter. In addition, the Company incurred a loss on the disposal of certain electrical equipment during the third quarter of 2009. During 2009 and into the first quarter of 2010, these expenses were partly offset by foreign exchange gains, as the Canadian dollar strengthened against the US dollar at the same time that the Company moved progressively into a net liability position with regards to US dollar-denominated financial instruments. However, during the second quarter of 2010, the Canadian dollar lost ground against the US dollar again, resulting in significant foreign exchange losses for the quarter.

During the second quarter of 2010, the Company recorded a significant non-cash adjustment through the statement of operations related to the measurement of the refundable deposit liability. The basis for the adjustment is discussed in Results of Operations below.

The significant loss in the last quarter of 2010 was due to the fair value adjustment on derivative liabilities recognized by the Company on the hedge instruments entered into during December 2010.

RESULTS OF OPERATIONS

Comparison of December 31, 2010 to December 31, 2009

Operations
During 2010, the Company recorded a loss of $80.722 million ($0.48 per share) as compared to a loss of $7.92 million ($0.06 per share) for the year ended in 2009. As mentioned above, the single largest factor in the significant increase in the loss was the unrealized non cash hedge loss recognized on the Company’s zero-cost collar copper hedging program, as global copper prices continued to increase at the end of 2010, an overall trend which has continued into 2011.

The Company currently has no revenue generating activities other than interest income.

Expenses
For the year ended December 31, 2010, the Company recorded a loss after income tax of $80.722 million ($7.920 million in 2009), or loss per share of $0.48 (loss of $0.06 per share in 2009). Significant variances are outlined as follows:

  General and administration: $1.743 million ($0.922 million in 2009) – the increase relates predominantly to travel expenses incurred by officers of the Company in support of the debt financing which was closed on September 28, 2010, as well as travel undertaken in anticipation of the equity offerings of August 2010 and November 2010;

  Management and directors’ fees: $1.180 million ($0.294 million in 2009) – the increase is due mainly to management incentive compensation paid following the completion of the entire project financing for the Boleo Project. In addition, directors’ remuneration was revised following the project financing completion to be more commensurate with comparable companies;

  Professional and consulting fees: $1.759 million ($0.828 million in 2009) – the increase relates predominantly to the costs of professionals involved in the Company’s internal restructuring which was completed during the quarter ended September 30, 2010. This restructuring aligns the Company’s legal, finance and tax structure with the objective of optimising shareholder returns;

  Research: $0.651 million ($0.238 in 2009) – the increase is related to the ongoing research activities aimed at manganese recoveries from the Boleo Project, which included attendance at the International Manganese Conference;

  Shareholder information: $0.993 million ($0.509 million in 2009) – the increase is the result of much higher filing fees which relates to the filing of the Company’s base shelf prospectus, as well as the cost of information sessions provided to investors of the Company’s equity offerings of August 2010 and November 2010;

  Stock-based compensation: $948 million ($1.583 million in 2009) – during 2009 the Company recognized considerable stock-based compensation following a repricing of 9,430,000 outstanding stock options to $0.40 and the granting of 2,985,000 stock option during the year ended December 31, 2009. Even though the Company granted 13,815,000 options during the year, the majority of options were only granted following the completion of the project financing in November 2010 and therefore will largely vest in future periods; and

  Wages and subcontract: $3,846 million ($2.204 million in 2009) – the increase in 2010 compared to the corresponding period in 2009 reflects the costs of subcontractors related to strategic planning, development of information technology infrastructure and documentation of entity-wide policies and procedures. In addition, as the labour force in Mexico grew, the Company incurred additional employee benefits to Mexican employees, in accordance with local labour regulations. The Company also provided incentive compensation to its employees as a result of the completion of the entire project financing package for the Boleo Project.

Other items

  Foreign exchange gain: $2.253 million ($1.412 million in 2009) – during the year ended December 31, 2009, the Canadian dollar regained ground against the US dollar, while the Company moved progressively into a net liability position with regards to US dollar-denominated financial instruments. At the end of 2010, the Canadian dollar surpassed the US dollar and the Company increased its net liability position. As a result, the Company recognized unrealized foreign exchange gains on all of its US dollar-denominated long- and short-term liabilities in 2010;

  Loss on sale of property, plant and equipment: $Nil (loss of $1.454 million in 2009) – the loss in 2009 resulted from the sale of electrical generators. Although the equipment was originally intended for installation at the Boleo Project, management determined that it no longer met project requirements;

BAJA MINING 2010 ANNUAL REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS 31

MANAGEMENT’S DISCUSSION
AND ANALYSIS

  Finance and development costs expensed: $Nil ($1.033 million in 2009) – the expenses written off in 2009 related to certain amounts paid on cancelled purchase orders, as well as previously capitalized financing costs, from which no future economic benefits were expected;

  Interest income and other: $0.4 million ($0.139 million in 2009) – following the completion of the cross-border bought deal equity financings during 2010, the Company invested cash proceeds in short term highly liquid investments with the original term to maturity of three months or less;

  Change in estimate – refundable deposit liability: $1.165 million ($Nil in 2009) – during the year, the Company remeasured the amortized cost of the refundable deposit liability, based on a revised estimate on when the liability could be refundable to the Consortium. The deposit is refundable in the event that a positive decision with regards to manganese production is not reached by the later of May 30, 2011, and economic completion of the Boleo Project. Previously, it was estimated that the deposit could be refundable on May 30, 2011, however, management reviewed the latest available information with regards to its progress on reaching a manganese production decision, and it was determined (based on a weighted probability assessment) that the production decision will more likely be made by December 31, 2012; and

  Fair value adjustment related to derivative instruments – $72.337 million ($Nil in 2009) – in order to satisfy a condition precedent to the senior debt facilities, the Company entered into a zero cost collar copper hedging program for 50% of the estimated Copper production during 2014, 2015 and 2016. The loss is based on the fair value of the derivative liability as at December 31, 2010.

Comparison of the three months ended December 31, 2010 to December 31, 2009

Operations
For the three month period ended December 31, 2010, the Company recorded a loss of $76.690 million ($0.48 per share) as compared to a loss of $1.890 million (earnings of $0.01 per share) for the same period in 2009. Notable variances are outlined as follows:

General and Administrative Expenses

  General and administration: $0.776 million ($0.283 million in 2009) – the increase relates predominantly to travel expenses incurred by officers of the Company in support of the equity offering which was closed during the quarter;

  Management and directors: $0.971 million ($0.080 million in 2009) – The increase is due mainly to management incentive compensation paid following the completion of the entire project financing for the Boleo Project. In addition, directors’ remuneration was revised following the project financing completion to be more commensurate with comparable companies;

  Shareholder information: $0.417 million ($0.111 million in 2009) – the increase relates to the cost of information sessions aimed at potential investors, in anticipation of the equity offering in November 2010; and

  Stock-based compensation: $0.575 million ($0.237 million in 2009) – during the quarter ended December 31, 2010 the Company granted 13,615,000 options. The Company did not grant any stock options during the corresponding period in 2009;

  Wages and subcontract: $1.922 million ($0.714 million in 2009) – the increase in 2010 compared to the corresponding period in 2009 reflects the costs of subcontractors related to strategic planning, development of information technology infrastructure and documentation of entity-wide policies and procedures. In addition, as the labour force in Mexico grew, the Company incurred additional employee benefits to Mexican employees, in accordance with local labour regulations. The Company also provided incentive compensation to its employees as a result of the completion of the entire project financing package for the Boleo Project.

Other items

  Foreign exchange gain: $1.125 million (gain of $0.007 million in 2009) – during the quarter ended December 31, 2010, the Canadian dollar continued to strengthen against the US dollar. As a result, the Company recognized unrealized foreign exchange gains on all of its US dollar- denominated long- and short-term liabilities. This is in contrast to the last quarter of 2009 when the Company was in a significant net asset position with regards to US$-denominated financial instruments. The result netted to almost no foreign exchange in final quarter of the year;

  Interest income and other: $0.334 million ($0.89 million expense in 2009) – following the completion of the cross-border bought deal equity financings during 2010, the Company invested cash proceeds in short term highly liquid investments with the original term to maturity of three months or less; and

  Fair value adjustment related to derivative instruments – $72.337 million ($Nil in 2009) – in order to satisfy a condition precedent to the senior debt facilities, the Company entered into a zero cost collar copper hedging program for 50% of the estimated Copper production during 2014, 2015 and 2016. The loss is based on the fair value of the derivative liability as at December 31, 2010.

LIQUIDITY
The Company’s mineral exploration activities have provided the Company with no source of income and a history of losses, working capital deficiencies and deficit positions. However, given the nature of the business, the results of operations as reflected in the income and losses (and earnings and losses per share) do not provide meaningful interpretation of the Company’s non-financial performance and valuation.

The Company’s working capital as at December 31, 2010 was $37.048 million compared with working capital of $18.550 million as at December 31, 2009. The increase in working capital of $18.498 million was largely the result of cross-border bought deal equity financings completed during the year in which the Company issued 167,325,000 shares at price of $1.10 per common share and 21,875,000 shares at a price of $0.80 per share for gross proceeds of $184.058 million and $17.500 million respectively. In addition, the Company holds $102.786 million in restricted cash, of which $98.468 million may be drawn upon on a monthly basis and applied only for use in the Boleo Project, $3.481 million is restricted to payments on approved closure and reclamation costs and $0.837 million is restricted through operating credit facilities including the $0.757 million letter of credit issued to the benefit of the new head office lease landlord.

In addition to the bought deal financing completed during the period, the Company raised $0.583 million during the year ended December 31, 2010 ($0.116 million during the comparative period in 2009) through the exercise of stock options. During the twelve-month period, the Company’s operations utilized $11.038 million ($10.018 million during the same period in 2009). The cash flow result from operations was measured after taking into account adjustments for non-cash items such as unrealized foreign exchange gains of $0.73 million ($7.954 million in 2009) on the Company’s various foreign-denominated liabilities, as well as the accounting adjustments related to a change in estimate of the refundable deposit of $1.165 million ($Nil in 2009) and fair value adjustment related to derivative instruments of $72.337 million ($Nil in 2009).

The Company incurred cash expenditures on mineral properties of $44.911 million for the year ended December 31, 2010 ($32.039 million in 2009). This is indicative of the ramp-up in detailed engineering and the subsequent recommencement of full-scale construction of the Project. As a result of the Company’s before mentioned financing initiatives, the Company incurred cash expenditure on deferred financing costs of $24.052million ($0.356 million in 2009). In accordance with the terms of the Company’s new head office lease, the Company provided a security deposit of $0.48 million and a letter of credit of $0.757 million to its landlord.

During the year, the Company incurred cash additions to property, plant and equipment to the amount of $4.717 million. These included additions to leasehold improvements ($2.054 million), furniture ($0.63 million) and management information systems ($0.581 million) in the Company’s new leased corporate offices. These additions resulted in significant improvements in infrastructure which in turn will allow the Company to better serve and manage MMB and the Boleo Project. The Company expects to receive lease inducements to the amount of $0.587 million in the near future, based on the completion of these leasehold improvements. The Company also acquired surface fleet vehicles ($0.48 million) and constructed buildings ($0.395 million) at the mine site.

During the twelve months ended December 31, 2010, the Company received additional contributions from the Korean Consortium in the amount of $24.638 million.

The Company’s cash and cash equivalents as at December 31, 2010, totaled $48.144 million compared to combined cash and cash equivalents and short-term deposits of $22.604 million as of December 31, 2009. The additional items that make up the working capital balance are other receivables and deposits and prepaid expenses.

As at December 31, 2010, the Company had $2.658 million (December 31, 2009 – $0.819 million) in Mexican value added tax receivables, as well as $0.646 million in amounts receivable related to the Harmonized Sales Tax. Management expects to recover these amounts within the next 12 months.

Establishment of Trust Fund for Conservation
In 2007, the Company reached an agreement with the Mexican Commission of Natural Protected Areas (CONANP), Bank Monex, and Ecobanca, a Mexican non-profit organization, to establish a trust fund to support environmental conservation measures within the El Vizcaino Biosphere. The Company’s Boleo Project is located within the “buffer zone” of the Biosphere. Upon establishment, the Company’s initial contribution of US$0.1 million, with an additional US$0.333 cash contribution in each of February 2009, 2010 and 2011, brings the Company’s total contribution to the fund to US$1.1 million.

BAJA MINING 2010 ANNUAL REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS 33

MANAGEMENT’S DISCUSSION
AND ANALYSIS

Commitments
As at December 31, 2010, the Corporation had the following known undiscounted contractual obligations:

Contractual Obligations	Payments due by period Thousands of Canadian dollars, unless stated otherwise
		Less
		than 1		1-3		3-5		More than
	Total	year		years		years		5 years
Accounts payable	$14,888	$14,888	$	Nil	$	Nil	$	Nil
Operating lease obligations[1]	6,102	626		1,878		1,252		2,346
Contract and purchase commitments[2,3]	117,671	102,143		15,528		Nil		Nil
Reclamation funding[4]	9,847	1,392		8,455		Nil		Nil
Refundable deposit[5]	9,946	Nil		9,946		Nil		Nil
Loans from non-controlling interest	70,364	Nil		Nil		Nil		70,364
Environmental obligations[6]	1,175	332		Nil		Nil		843
Total	$229,993	$119,381		$35,807		$1,252		$73,553

1

The Company has an office lease for its new corporate head office. The new lease commits the Company to a 10 year lease at an average monthly lease of $53 per month. In addition to the monthly lease payments, the Company has provided a security deposit of $480, as well as a letter of credit (“LC”) of $757 to the landlord.  The LC obligation will reduce evenly over the 10 year lease beginning after the second year of the lease.

2	The Company has entered into numerous contracts regarding development of the Boleo Project. Total contractual obligations entered at December 31, 2010 are estimated to be $117,478.
3	The Company has entered several management and consulting agreements. The future commitments under these contracts amount to $193, which are expected to be paid during 2011 and 2012.
4

Under the terms of the senior long-term debt facilities, the Company is required to fund a project reclamation funding account to cover the costs of unscheduled reclaiming of plant and surface infrastructure. In addition to the amount of $3.481 funded to the reclamation fund during 2010, the Company has committed to deposit $9,847 (US$9,900) into the project reclamation funding account before December 31, 2013.

5

Included in the proceeds from the sale of 30% of the Company’s interest in MMB, was an amount of US$10,000 which is refundable to the Consortium, should a decision be made not to produce manganese from the Boleo Project. The decision must be made by the Company on the later of the economic completion of the Boleo Project or May 30, 2011.

Management estimates that the production decision will be reached by December 31, 2012.
6

On January 9, 2007 the Company issued three Special Warrants for an aggregate of 180,000 Common Shares of the Company (See Establishment of Trust fund for Conservation). The commitment per the table above is shown in Canadian dollars, applying the period-end exchange rate of US$1.0054/$1.00. As at December 31, 2010 the undiscounted special warrants liability amounted to $332 which is due within one year. The Company also recognized an undiscounted asset retirement obligation of $843.

The table above does not include any commitments arising from commitment fees or available facilities related to the Company’s senior long-term debt facilities.

CAPITAL RESOURCES
The Company’s primary capital asset is the Boleo Project, which is discussed in detail in the sections entitled Nature of Business and Overall Performance. The Company has $52.264 million in current assets, with working capital of $37.048 million. The current assets include deposits, value added tax refunds and existing cash and short term deposits to fund the Company’s share of the project expenses. In addition, the Company holds $102.786 million in restricted cash, of which $98.468 million may be drawn upon on a monthly basis and applied only for use in the Boleo Project.

The Company has no revenue from operations and will not have any until the completion of construction and commencement of operations, which are currently estimated to occur in 2013.

However, the US$858 million of signed project financing, with the funding obligations from the Korean Consortium and the working capital provide sufficient capital resources for the entire estimated Boleo Project funding in 2011 and 2012 (See Current Developments).

ENVIRONMENTAL ACTION PLAN
The Company currently is a single purpose company, that purpose being the development and operation of the Boleo Project. The Boleo Project is an historic mine in Mexico and the project site has numerous mine workings including building foundations, underground portals, shafts and open pits. There are also the remnants of a former leach precipitation plant (the “LPF Plant”), where the Mexican mining agency “Fomento Minero” attempted to use a sulphuric acid leach process in the late 1950s and early 1960s to recover copper. In addition, there is a small (two million tonnes) tailings dam from the LPF Plant and the skeleton of the original smelter, built in the 1920s to process run-of-mine ore by the French “Compagnie de Boleo”. None of the LPF Plant, LPF tailings dam or the former smelter are on land owned or controlled by the Company, nor does the Company have any environmental responsibility or liability with respect to these sites.

The majority of the Boleo Project is located in the buffer zone of El Vizcaino Biosphere and, as discussed above and in Note 7 to the Company’s consolidated financial statements for the year ended December 31, 2010, the Company has established a compensation arrangement with CONANP; under which it has deposited US$1.1 million into a Compensation fund up to the date of this report to partially fund the remedial work within the Biosphere. This trust fund may be used in other areas of the Biosphere and not necessarily at the mine site where remediation will be part of the mine’s normal reclamation program.

Early work by the Company, prior to commencing construction activities, has included remediation of the existing uncontrolled landfill (garbage dump) utilized by the town to dispose of community trash, as well as waste from the local squid packing plants. Reclamation has been carried out under the Company’s control and at its expense, with the cooperation of local and state authorities and with the guidance of the Company’s environmental consultants. A new disposal facility has been constructed and was turned over and donated to the community in the summer of 2009. The cost of remediation to date has been approximately $1 million (including the cost of the disposal facility), which is included as part of preliminary costs leading to construction.

The mine, mill and tailings facilities will disturb approximately 568 hectares of land during the first six years, and more than 700 hectares over a 25 year mine life. A mine closure and reclamation plan has been prepared and submitted to SEMARNAT, the Mexican Federal Environmental Agency. The total cost of reclamation and closure costs over the life of mine are estimated to be US$35 million (on an undiscounted basis). The project debt facility signed in September 28, 2010 requires Baja to begin contributing to a reclamation fund during construction and create a sinking fund for the balance during operations. The first payment of US$3.5 million was paid into the reclamation fund in December 2010.

The Company will, over the life of the Boleo Project, close approximately 33 mine portals. As portals are closed, in accordance with mine plans, the affected area will be remediated. Remedial costs for each portal site are currently estimated to be US$0.01 million. Considering that the annual projected operating budget (once full operation is achieved) is of the order of US$100 million per year, the cost of remediation is not considered material. Annual environmental monitoring costs are currently approximately US$0.012 million and, as operations commence, will increase to approximately US$0.025 million/year. Again, in relation to the annual operating budget, this number is not considered material.

An area of potential concern after construction of the project facilities would be an unanticipated event, such as a dramatic decline in metal prices, or technical failure of the process metallurgy that requires early complete closure, in contrast to a temporary closure of the mine. Following the completion of the construction of the facilities and the commencement of production, the expected cost of reclamation from an early closure (assuming a decision were to be made to permanently close the mine) is estimated at US$26.4 million, depending on the amount of surface disturbance at the time and the cost of remediation of the plant site. In these circumstances, the Company would fund the reclamation costs, from the reclamation fund established.

As part of the Company’s EIM approval, the Company was required to identify local flora and fauna species that would be affected by its operation, and to preserve such species by relocation, or in the case of diseased flora, by taking genetic cuttings for re-growth of healthy species. The phase 1 removal and relocation program in the landfill and plant site areas has now been completed. Continuing effort in the preservation and protection of plants and animals at Boleo has resulted in the salvage of more than 30 hectares of vegetation, the ongoing monitoring of wildlife populations, and two scientific reports on this cutting edge project for biotic resources in the southern Baja. Environmental protection training has also been incorporated in the safety and entrance program for employees and visitors to Boleo.

Ongoing permitting, compliance, baseline inventory determinations, and monitoring are being conducted to maintain the Company in readiness to move forward.

BAJA MINING 2010 ANNUAL REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS 35

MANAGEMENT’S DISCUSSION
AND ANALYSIS

OFF-BALANCE SHEET ARRANGEMENTS
The Company does not have any material off-balance sheet arrangements, including guarantee contracts, contingent interests in assets transferred to an entity or other derivative instruments obligations.

TRANSACTIONS WITH RELATED PARTIES
During the year ended December 31, 2010 the Company paid $1.612 million ($0.609 million in 2009) in management fees to officers of the Company, and to companies controlled by officers of the Company. The Company also paid directors fees of $0.085 million ($0.072 million in 2009) during the same period.

During November 2010, the Company confirmed revised terms on all non-controlling interest loans. Under the revised terms, the loans will be repayable within ten years, but only from distributions available to the shareholders of MMB, and accrue ordinary interest at 10% per annum.

Prior to the modification of the terms, the Korean Consortium funded $13.512 million (US$12.958 million) in historical development costs and contributed $54.791 million (US$55.089 million) in subsequent development costs. Previously, the funding of historical development costs of $13.512 million had been deemed to have occurred at arm’s length, while subsequent contributions by the Korean Consortium were recognized as related party transactions. However, following the modification, all loans from the Korean Consortium are considered related party loans since the revised terms were agreed between related parties.

Management determined that the modifications to the terms were substantial and accounted for the modification as an extinguishment of the existing debt, recognising an increase in the loans from non-controlling interest of $10.116 million (US$9.701 million) through contributed surplus.

Including accrued interest of US$1.792 million (Cdn$1.782 million), the face value of total loans from non-controlling interest as at December 31, 2010 amounted to US$70.748 million (Cdn$70.364 million). These loans are advanced proportionate to project ownership, which is identical to the terms under which the Company funds the project.

The above transactions, and the consortium contributions post closing, occurring in the normal course of operations, are measured at the exchange amount, which is the fair value consideration established and agreed to by the related parties.

FINANCIAL INSTRUMENTS
The carrying value of the Company’s financial instruments, which consist of cash and cash equivalents, short-term deposits, other receivables, deposits, restricted cash, accounts payable and accrued liabilities, the special warrant liability included in environmental liabilities, refundable deposit liability, loans from non-controlling interest and derivative liabilities, are initially recorded at amounts that approximate their fair values. The Company has a concentration of credit risk, which it accepts, as the majority of its cash and cash equivalents are on deposit with one financial institution, Scotiabank.

The Company operates internationally, which gives rise to the risk that cash flows may be adversely impacted by exchange rate fluctuations. The Company has not entered into foreign currency contracts to hedge its risk against foreign currency fluctuations.

SHARE CAPITAL INFORMATION
Subsequent to the balance sheet date, 1,950,000 additional stock options were granted to employees and officers of the Company, while 1,000,000 stock options were exercised and 50,000 cancelled. To the date of this report, no additional warrants have been issued.

As at the date of this report, the Company had an unlimited amount of common shares authorized for issuance, with 335,173,087 issued and outstanding. The Company also had 26,148,750 outstanding stock options and 33,379,455 outstanding warrants available to be exercised.

CRITICAL ACCOUNTING ESTIMATES
The Company’s consolidated financial statements for the years ended December 31, 2010 and 2009 are presented in thousands of Canadian dollars (unless stated otherwise) and have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern, which assume that the Company will realize its assets and discharge its liabilities in the normal course of business.

Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results may differ from these estimates. Significant estimates critical to the Company include the recoverable amount of resources in mineral properties, foreign currency translations, income taxes, provision for reclamation costs, fair value of derivative liabilities, fair value of instruments included in the Louis Dreyfus equity cost overrun facility and stock based compensation.

Mineral properties
The Company is in the process of developing its mineral properties, and has capitalized the acquisition costs for its property right and, mining concessions and its development costs since June 1, 2007. The Company has adopted the policy of expensing mineral exploration costs incurred prior to the completion of an economic feasibility study. As at June 1, 2007, following the announced Definitive Feasibility Study (“DFS”) results, the Company began capitalizing development costs.

Capitalized costs for a producing mine are amortized on a unit-of-production method based on the actual production relative to the estimated ore reserves, while capitalized costs for prospects abandoned or impaired are written off.

Management reviews and evaluates the carrying value of its mineral properties for impairment when events or changes in circumstances indicate that the carrying amount of the related asset may not be recoverable. During the years 2009 and 2010, until the closing of the project finance facilities, the Company’s market capitalization remained lower than the net asset value, which indicated that impairment may exist. If the total estimated future operating cash flow on an undiscounted basis is less than the carrying amount of the asset, an impairment loss is recognized and assets are written down to fair value, which is normally determined using the discounted value of future cash flows. Where estimates of future net cash flows are not available, and where other conditions suggest impairment, management assesses whether carrying value can be recovered by considering alternative methods of determining fair value. When it is determined that a mineral property is impaired, it is written down to its estimated fair value.

Management reviewed all its assets for possible impairment, and conducting relevant tests. As a result, Management is satisfied that no impairment of its assets exists on the balance sheet date.

Ownership in mineral properties involves certain inherent risks due to the difficulties of determining and obtaining clear title to claims, as well as the potential for problems arising from the frequently ambiguous conveyance history characteristic of many mineral properties. The Company has investigated ownership of its mineral properties and, to the best of its knowledge, ownership of its interests are in good standing.

Foreign currency
Foreign operations are integrated with the parent company and, consequently, the financial statements of foreign subsidiaries are translated into Canadian dollars using the temporal method. Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at rates of exchange in effect at the date of the balance sheet. Non-monetary assets, liabilities and other items are translated at historical rates. Revenue and expenses are translated at average rates of exchange prevailing during the year. Exchange gains or losses arising from these translations are included in income of the year.

Asset retirement and reclamation costs
The Company recognizes a liability for legal obligations relating to the retirement of property, plant and equipment, and obligations arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement costs are recognized at fair value, when a reasonable estimate of fair value can be made, in the period in which the liability is incurred. A corresponding increase to the carrying amount of the related asset, where one is identifiable, is recorded and amortized over the life of the asset. Where a related asset is not easily identifiable with a liability, the change in fair value over the course of the year is expensed. The amount of the liability is subject to re-measurement at each reporting period.

During the period, the Company assessed its obligation with regards to reclamation and decommissioning of assets at the Boleo Project. Following the completion of the construction of a new landfill to replace the previously uncontrolled landfill used by the local community, the Company estimated that, as at December 31, 2010, that the undiscounted closure costs would amount to $0.843 million, taking into account an estimated inflation rate of 5%. In assessing the initial carrying amount for the asset retirement obligation, the Company applied a risk-free discount rate of 3.48% since the entire obligation is fully funded, resulting in an asset retirement obligation of $0.462 million.

This estimate is based principally on legal and regulatory requirements. It is possible that the Company’s estimate of its ultimate reclamation liabilities could change as a result of changes in contractual requirements, laws or regulations, the extent of environmental remediation required or completed, the means of reclamation or changes in cost estimates. Changes in estimates are accounted for prospectively, commencing in the period the estimate is revised.

BAJA MINING 2010 ANNUAL REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS 37

MANAGEMENT’S DISCUSSION
AND ANALYSIS

Stock based compensation
All stock-based awards made to employees and non-employees are measured and recognized using a fair-value-based method. Compensation costs attributable to share options granted to employees are measured at the fair value at the grant date and charged to operations or are deferred over the vesting period, depending upon the contractual arrangement. Options granted to non-employees are measured as the vesting conditions related to the options are met. The increase in contributed surplus as a result of each grant is transferred to share capital, along with the consideration paid by the option holder, at the time options are exercised, which is recorded as an increase to share capital.

Refundable deposit liability
The refundable deposit liability meets the definition of a financial liability and is recognized at fair value, when a reasonable estimate of fair value can be made, in the period in which the liability is incurred. As such, an effective interest rate and a repayment term must be established to discount the face value to fair value. The result is a reduction of the liability and a credit to contributed surplus. During the period ended December 31, 2010 the company re-estimated the fair value due to a change in circumstances. The result is a reduction to the liability and a credit to the statement of operations. In subsequent periods, the liability is accreted back to the face value over the estimated term, with a corresponding amortization expense as the liability relates to the Company’s investigation of the potential to produce manganese at the project.

Historical expenditure funding, included in loans from non-controlling interests and subsequent cash calls from the Korean Consortium, included in loans from non-controlling interests
During the negotiation of the sale of 30% of MMB to the Korean Consortium, the principle of funding the Boleo project from development was established. Baja and the Korean Consortium agreed they would each fund MMB from June 1, 2007, based upon the same basis as their equity interest, 70%-Baja and 30%-Korean Consortium. On closing, the Korean Consortium was required to make a historical expenditure funding contribution to MMB for past funding by Baja. The loans were non-interest bearing and were repayable on demand but no sooner than 3 years after the completion of project financing repayment, which are identical terms on which the Company funds the project. The Baja loans to MMB eliminate for consolidation, but the loans from the Korean Consortium were considered financial liabilities, with the initial loan treated as a financial liability at fair value, not face value, as it was not with a related party. Considerable judgement was applied to the estimated term of the loan and the discount rate. The result was a reduction of the liability and a credit to contributed surplus. In subsequent periods, the liability was accreted back to the face value over the estimated term, with a corresponding increase to the carrying amount of the related asset, where one is identifiable and when the asset continues to meet the Canadian and US GAAP criteria for capitalization of costs, in which case the amortization is capitalized and amortized over the life of the asset.

During November 2010, the Company confirmed revised terms on all of MMB’s shareholder loans (including those from the Company). Under the revised terms, the loans will be repayable within ten years, but only from distributions available to the shareholders of MMB, and accrue ordinary interest at ten percent per annum.

Previously, the funding of historical development costs had been deemed to have occurred at arm’s length, while subsequent contributions by the Korean Consortium were recognized as related party transactions. However, following the modification, all loans from the Korean Consortium are considered related party loans since the revised terms were agreed between related parties. Therefore, following the modification, all loans from the Korean Consortium are presented at face value under Canadian GAAP.

Derivative Liabilities
In order to satisfy a condition precedent to the senior debt facilities, the Company entered into a zero cost collar copper hedging program with the Commercial Banks for 50% of the estimated Copper production during 2014, 2015 and 2016. These derivative instruments are to be recorded in the records of the Company at fair value. In determining the fair value of derivatives, the Company considers the values attributed to these instruments by independent banks, which is based on assumptions pertaining to the time value of money, long-term copper price outlook and the volatility thereof, as well as the credit rating of the Company. Adjustments to the fair value of the derivative instruments are recognized in the Company’s Statements of Operations.

Louis Dreyfus cost overrun facility and bonus warrants
During the year, Louis Dreyfus provided an equity cost overrun facility of up to an aggregate amount of US$35,000 in the form of an irrevocable letter of credit. Should the Company utilize this equity cost overrun facility, Louis Dreyfus will be issued common shares of the Company to the equivalent value of the amounts drawn under the facility, based on a per share value $1.10 per common share.

In consideration of Louis Dreyfus providing the cost overrun facility, the Company granted bonus warrants to Louis Dreyfus to acquire 7,408,727 common shares at an exercise price of $1.375 per share. The warrants, which expire after five years, will vest proportionately for any undrawn amount of the facility which is cancelled. The fair value of the warrants was estimated at the grant date based on management’s estimate of the weighted probability amount of the facility which the Company does not expect to utilize.

The cost overrun facility itself represents a purchase put option and the fair value (equivalent to the fair value of the bonus warrants issued) was recognized as a debit to share capital.

ACCOUNTING POLICIES
The following accounting policy with regards to deferred financing costs was clarified during the year:

Deferred financing costs are recognized in connection with proposed corporate transactions which are specifically identified in that the form of debt or equity issuances is known and completion of the transaction is probable. As the corporate transactions are recognized, the deferred financing costs would be allocated to the carrying value of the debt or equity recognized. Deferred financing costs include only those costs which are incremental and directly attributable to the proposed corporate transaction and any overhead costs are expensed as incurred. In the event that the transaction is abandoned, previously capitalized deferred financing costs are expensed through the statement of operations.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) AND UPDATE ON PLAN TO TRANSITION TO IFRS
In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP. This date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Since the Company is required to present full comparative information under IFRS for the year-ended December 31, 2010, the transition date to IFRS will effectively be January 1, 2010. The transition will require the restatement of the opening balance sheet at the transition date, as well as the results reported under Canadian GAAP for the year ended December 31, 2010.

Management has begun assessing the implications of IFRS transitioning. This included the completion of a high-level diagnostic review, identifying a number of significant GAAP differences that will impact the Company’s financial statements. The findings of the diagnostic review have been included in the Company’s IFRS Transition Plan, which also addresses the following matters:

  The timeline for transition – The Company will commence reporting under IFRS in the first quarter of 2011 and therefore the transitional date (opening balance sheet date) for comparative purposes is January 1, 2010. Subsequent to the quantification of the impact of the adoption of IFRS on the opening balance sheet, management prepared internal, draft financial statements and disclosure information for 2010. During this time, management continued to monitor current and new projects undertaken by the International Accounting Standards Board which may impact the Company’s assessment of the impact of the adoptions of IFRS.

  The impact of IFRS transition on Internal Controls over Financial Reporting – The Company continues to design and implement internal controls to ensure the integrity and accuracy of information under IFRS. These controls and procedures address both the change-over to IFRS as at January 1, 2010 (including Board approval of new accounting policies), as well as aligning the subsequent quarterly and annual financial reporting processes to meet the additional disclosure requirements of IFRS.

  The impact of IFRS on information technology and data system requirements – During 2007, the Company implemented a new accounting system which greatly improved Baja’s ability to track additional information that may be required to meet the reporting requirements of IFRS. The Company also continued its initiative to implement additional information systems to meet reporting requirements for the construction – and operations phases specific to the Boleo project. Expected changes in accounting policies, processes and collection of additional information for disclosure were incorporated in the design and implementation of these systems. As such, no additional impact is expected to information technology and data systems.

  The impact of IFRS on business activities – The Company determined that the adoption of IFRS is not expected to have a significant impact on business activities currently being undertaken or planned.

  Resources, training and professional development – Management has reviewed the IFRS resources available to the Company, and following the expansion of the accounting function during 2008, believes that the Company is well positioned to carry out the IFRS transition. The Company has appointed an IFRS project manager, and the members of the accounting department have adequate IFRS experience while also continuing subject-specific training both internally and externally.

BAJA MINING 2010 ANNUAL REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS 39

MANAGEMENT’S DISCUSSION
AND ANALYSIS

Following the approval of the Transition Plan by the Audit Committee in 2009, management has made significant progress in completing the in-depth component evaluations. These component evaluations have facilitated the evaluation of accounting policy choices available under IFRS at transitioning and will also form the basis of the Company’s IFRS Accounting Manuals.

As a result of the detailed component evaluations, for the balances and totals that existed at December 31, 2009, management has identified the following major differences between the Company’s current accounting policies and those that the Company expects to apply in preparing IFRS financial statements (note that any numbers noted below are preliminary as per management’s initial estimates and are unaudited):

i)	Presentation

Overall, IFRS will require significant additional notes disclosures under the provisions of its various standards, including notes disclosures related to first-time adoption of IFRS.

ii)	Mineral properties and Property, plant and equipment

In accordance with IAS16 – Property, plant and equipment, the Company intends to continue to apply the cost model to measure the Company’s fixed assets. The accounting standard re-emphasizes the component’s approach to separately recognize and amortize significant components of assets (over the useful lives of the individual components). At the date of transition to IFRS, the application of this standard, will not have a significant impact on the measurement of these balances within Company’s consolidated statements of financial position since the Company’s most significant assets (mineral property and equipment under construction intended for use in the Boleo Project) will not be amortized until such time as the Boleo Project is “in a condition necessary for it to be capable of operating in a manner intended by management,” i.e. when the construction of the Boleo Project has been substantially completed and the Boleo Project produces its first copper cathode. Similarly, assets specific to the cobalt and zinc processes will only be amortized once the first cobalt cathode has been produced.

Even though these measurement requirements will not yet effect the statement of financial position, significant consideration has been given to these requirements as the Company aligned its financial accounting programs and processes to be able to meet these measurement requirements.

iii)	Impairment of assets

Under the guidance of IAS36 – Impairment of assets, the Company is to compare the carrying value of assets to the present value of the recoverable amount (which is the higher of “value in use” and “fair value less cost to sell”) in order to determine whether any impairments are required. Impairments may be reversed in subsequent periods. The Company performed a preliminary assessment of the carrying value of its assets in accordance with the guidance of IAS36, and no impairments were required as at December 31, 2009.

iv)	Loans from non-controlling interest

The single biggest impact on the measurement of the Company’s consolidated statement of financial position (balance sheet) is the fact that IFRS does not contain separate measurement criteria for related party transactions. As such, the loans from non-controlling interest will all be measured in accordance with IAS39 – Financial Instruments: Recognition and Measurement. As such, all loans will be measured initially at fair value and thereafter at amortized cost. Similar to the measurement differences that currently exist between Canadian GAAP and US GAAP, this measurement difference will result in a significant reduction in the carrying values of these loans (the reduction is estimated at US$23.002 million as at January 1, 2010). Since these loans are considered specific to the development of the Boleo Project (a qualifying asset) the subsequent interest expense (which arises as the loans are accreted to its original face value over the term of the loan) will be capitalized to Mineral Properties. The adjustment in capitalized interest is estimated at $0.675 million.

Subsequent to the opening balance sheet date, the Company agreed to revised terms on all of MMB’s Shareholder loans (including the Shareholder loans from the Korean Consortium. Under the revised terms, the Shareholder loans will be repayable after ten years, but only from distributions available to the shareholders of MMB, and will accrue ordinary interest at ten percent per annum. Management determined that the modifications to the terms were substantial and accounted for the modification as an extinguishment of the existing debt. The difference between the carrying value of the loans from non-controlling interest under previous terms, and the fair value of the debt as estimated at September 8, 2010, is to be recognized in the Company’s consolidated statement of operations.

v)	Provisions and Asset retirement obligation

Per IAS37 – Provisions, Contingent Liabilities and Contingent Assets estimates of provisions are to be revisited at every reporting date. This includes re-assessing the appropriateness of assumptions used in estimating the carrying value of the provisions. As such, it is the Company’s expectation that the estimate of asset retirement obligations will have to be updated at every reporting date, including updates to the discount rate used in determining the present value of the obligation.

vi)	Share based payments

IFRS 2 – Share-based payments require that stock options issued to non-employees are to be valued based on the fair value of the goods or services received. Under Canadian GAAP, the value of non-employee share-based payments are to be based on the most reliably measurement of either the stock options (based on a recognized valuation technique such as the Black Scholes model) or the fair value of the goods in services. In practice, non-employee share based payments have been based on the fair value of the stock options as determined using the Black Scholes valuation model. However, it has to be noted that the scope of the definition of employees within IFRS 2 is wider than the definition of employees under CICA3870 – Stock based compensation and other stock based payments, as IFRS2 also includes “others who perform services similar to those rendered by employees” in the definition of employees. Based on the Company’s outstanding stock options as at December 31, 2009, this difference is not expected to have a significant impact on the Company’s results. Furthermore, IFRS 1 – First-time Adoption of International Financial Reporting Standards allows the Company to not apply the provisions of IFRS2 to non-employee stock options which were already vested at December 31, 2009.

vii)	Non controlling interest

Per IAS27 – Consolidated and Separate Financial Statements, non-controlling interests are to be presented as part of equity. In addition, total comprehensive income is attributed to the owners of the parent and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance. However, since the Company only intends to apply the requirements of IFRS3 – Business Combinations – to future business combinations (without revisiting past business combinations), the latter provision of IAS27 shall only be applied prospectively from the IFRS transition date. Therefore the Company only expects to commence with the recognition of non-controlling interest from January 1, 2010, the IFRS transition date (since non-controlling interest still has a debit balance as at December 31, 2009).

viii)	Borrowing costs

IAS23 – Borrowing Cost (“IAS23”) distinguishes between specific borrowing costs and general borrowing costs. IAS23 requires that all borrowing costs related to specific borrowings be capitalized, while it provides further guidance on determining the amount of borrowing costs arising from general borrowing that are to be capitalized. Based on the definitions and guidance within the standard, management has determined that the proceeds from the Refundable deposit liability were applied in the construction of the Boleo Project as general borrowings. As such the borrowing costs related to the Refundable deposit liability will be capitalized as part of the acquisition cost of the Boleo Project, based on the application of a weighted average borrowing rate. Management estimated that US$0.723 million of interest previously expensed, would be capitalized.

ix)	Functional currency

Under Canadian GAAP, the functional currency of MMB was considered to be the Canadian dollar. However, under IAS21, the Company concluded that the functional currency of MMB is the US dollar. As a result, the non-monetary assets and liabilities of MMB are translated into the presentation currency at their historical rates, rather than the closing rate at the reporting date. Based on this, management has elected to change the reporting currency of the Company’s consolidated financial statements to US Dollars This is expected to give rise to a cumulative translation adjustment of approximately US$12.396 million (see IFRS1 exemptions below).

x)	Income taxes

IFRS prohibits the recognition of a deferred tax liability if it arises from the initial recognition of specified assets or liabilities in a transaction that is not a business combination and does not affect accounting or taxable income at the time. Management expects that its mineral properties would reduce by approximately US$1.18 million as a result of this. IFRS also requires the recognition of a deferred tax liability or asset for temporary differences that arise on translation of non-monetary assets that are remeasured from the local currency to the functional currency using historical rates and result from changes in exchange rates for tax purposes.

BAJA MINING 2010 ANNUAL REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS 41

MANAGEMENT’S DISCUSSION
AND ANALYSIS

xi)	Derivative instruments related to the Louis Dreyfus equity cost overrun facility

Management is currently considering any accounting differences that may arise from the application of IFRS to the measurement and presentation of the Louis Dreyfus cost overrun facility. The facility includes a written call instrument(s) and a purchase put instrument which will have to be accounted for in accordance with IAS39.

The completed component evaluations continue to be reviewed by management and its advisors, and the Company expects to be able to quantify the final impact of the IFRS transition on the financial results during April 2011.

IFRS 1 contains various elective exemptions which are intended to provide relief from fully retrospective application of specific IFRSs. Not all of the available exemptions currently apply to the Company; however, management expects to make the following elections with regards to the applicable exemptions:

EXEMPTION AVAILABLE	INTENDED ELECTION
1. Business combinations – A first-time adopter may elect not to apply IFRS 3 retrospectively to past business combinations (business combinations that occurred before the date of transition to IFRS).	The Company intends to make use of the exemption and does not expect to revisit the Canadian GAAP treatment for any past business combinations.
2. Share based payments – A first-time adopter is not required to apply IFRS 2 to equity instruments that were granted after 7 November 2002 and vested before the date of transition to IFRS.	The Company intends to make use of this exemption, as non-employee share based payments which vested prior to January 1, 2010 may not have been measured in accordance with IFRS2.
3. Fair valuation of PP&E as deemed cost – An entity may elect to measure an item of property, plant and equipment at the date of transition to IFRSs at its fair value and use that fair value as its deemed cost at that date.	The Company does not intend to make use of this exemption.
4. Cumulative translation adjustment – a first-time adopter need not comply with the requirements of IAS21 – The Effect of Changes in Foreign Exchange Rates for cumulative translation differences that existed at the date of transition to IFRSs. If a first-time adopter uses this exemption, the cumulative translation differences for all foreign operations are deemed to be zero at the date of transition to IFRS.	The Company does not currently have any cumulative translation adjustments. However, the Company elected to change its reporting currency to US$ upon transition to IFRS. Any CTA which will arise from the initial application of IAS21 will be deemed to be zero, as allowed by the exemption.
5. Designation of previously recognized financial instruments
– an entity is permitted to make an available-for-sale designation at the date of transition to IFRSs.
– an entity is permitted to designate, at the date of transition to IFRSs, any financial asset or financial liability as at fair value through profit or loss provided the asset or liability meets the criteria in IAS39.	The Company’s current designation of financial instruments is expected to remain appropriate, and therefore the Company does not intend to make use of this exemption.
6. Decommissioning liabilities – IFRIC 1 Changes in Existing Decommissioning, Restoration and Similar Liabilities requires specified changes in a decommissioning liability to be added to or deducted from the cost of the asset to which it relates; the adjusted depreciable amount of the asset is then depreciated prospectively over its remaining useful life. A first-time adopter need not comply with these requirements for changes in such liabilities that occurred before the date of transition to IFRS.	The Company’s subsidiary already accounts for decommissioning liabilities in accordance with requirements similar to IAS37 and IFRIC1 and therefore the Company does not expect any significant impact from the adoptions of IFRIC1. However, management will continue to assess whether to utilize this exemption.

DISCLOSURE CONTROLS AND PROCEDURES
Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed is gathered and reported to senior management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), as appropriate to permit timely decisions regarding public disclosure. Management, including the CEO and CFO of the Company conducted an evaluation of the effectiveness of the design and operations of the disclosure controls and procedures as required under U.S. Securities and Exchange Commission and Canadian Securities Administration regulations, as at December 31, 2010.

Based on the evaluation, the Company’s CEO and CFO concluded that the disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under U.S. and Canadian securities legislation was recorded, processed, summarized and reported within the time periods specified in those rules.

INTERNAL CONTROLS OVER FINANCIAL REPORTING
The CEO and CFO of the Company acknowledge that they are responsible for designing internal controls over financial reporting, or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.

We confirm there were no significant changes in these controls during the most recent period ended December 31, 2010.

Based upon the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) framework, management, including the CEO and CFO, has evaluated the effectiveness of the Company’s internal controls over financial reporting. Based upon this assessment, management has concluded that as at December 31, 2010, the Company’s internal controls over financial reporting were effective.

The internal controls over financial reporting were designed to ensure that testing and reliance could be achieved. Management and the Board of Directors work to mitigate the risk of a material misstatement in financial reporting; however, there can be no assurance that this risk can be reduced to less than a remote likelihood of a material misstatement.

RISK FACTORS
Readers should carefully consider the risks and uncertainties described below, as well as those described in the Company’s Annual Information Form for the year ended December 31, 2010, before deciding whether to invest in shares of the common stock of Baja.

Mineral exploration and development involves a high degree of risk, since few properties are developed into producing mines. There is no assurance that the Company’s mineral exploration and development activities will result in the discovery of resources that would be economical for commercial production. The commercial viability of the mineral deposits is dependent upon a number of factors which are beyond the Company’s control. Some of these factors are attributable to commodity prices, government policy and regulation, and environmental protection.

The calculation of reserves involves a degree of uncertainty. Resource estimates are dependent partially on statistical inferences drawn from drilling, sampling and other data. The indicated and inferred resource figures set forth by the Company are estimates, and there is no certainty that the level of resources will be realized. In addition, declines in the market prices for copper, zinc and cobalt may adversely affect the economics of a reserve, and may require the Company to reduce its estimates.

Mine developments are often based upon feasibility studies, which are used to determine the economic viability of a deposit and to justify mine development. However, many factors are involved in the determination of the economic viability of a deposit, including the achievement of satisfactory mineral reserve estimates, the level of estimated metallurgical recoveries, capital and operating estimates and the estimate of future commodity prices. Capital and operating cost estimates are based on many factors, including anticipated tonnage and grades of copper and other metal ores to be mined, the configuration of the ore body, ground and mining conditions, expected recovery rates of the copper and other metal ores, and anticipated environmental and regulatory compliance costs. Each of these factors involves uncertainties and, as a result, the Company cannot give any assurance that the estimates in the DFS will be correct or that the Boleo Project will become a profitable operating mine. If a mine is developed, actual operating results may differ from those anticipated in the DFS. There can be no assurance that delays will not be experienced. Should there be any delays, such delays may result in an increase in capital requirements, costs and expenditures.

BAJA MINING 2010 ANNUAL REPORT MANAGEMENT’S DISCUSSION AND ANALYSIS 43

MANAGEMENT’S
DISCUSSION AND ANALYSIS

The market prices for copper and other metals are volatile and cannot be controlled. There is no assurance that if commercial quantities of copper and other metals are discovered, a profitable market may continue to exist for a production decision to be made or for the ultimate sale of the metals. As the Company is not currently in production, no sensitivity analysis for price changes has been provided or carried out.

CAUTION ON FORWARD-LOOKING INFORMATION
The Management’s Discussion and Analysis contains certain forward-looking statements concerning anticipated developments in Baja’s operations in future periods. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved. These forward-looking statements are set forth principally under the heading “Outlook” and elsewhere in the Management’s Discussion and Analysis ,and may include statements regarding exploration results, mineral resource estimates, capital expenditures, timelines, strategic plans, market prices of base metals or other statements that are not statements of fact. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of Baja may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. Baja’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. Important factors that could cause actual results to differ materially from Baja’s expectations include uncertainties involved in fluctuations in copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results, and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; the need for cooperation of government agencies and local groups in the exploration and development of the Boleo Project, and the issuance of required permits; the need to obtain additional financing to develop the property and uncertainty as to the availability and terms of future financing; the possibility of slowdown in the construction project and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals; and other risks and uncertainties disclosed in Baja’s Annual Information Form for the year ended December 31, 2010, filed with the Canadian securities regulatory authorities, Baja’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission, and other information released by Baja and filed with the appropriate regulatory agencies.

CAUTIONARY NOTE CONCERNING RESERVE AND RESOURCE ESTIMATES
This Management’s Discussion and Analysis and other information released by Baja Mining uses the terms “resources,” “measured resources,” “indicated resources” and “inferred resources.” United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission (the “SEC”) does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Inferred resources are in addition to measured and indicated resources and have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically.

National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in this disclosure or released by Baja Mining in the future, have been or will be prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. The requirements of NI 43-101 are not the same as those of the SEC; however, reserves reported by Baja Mining are in compliance with NI 43-101, and also qualify as reserves under the SEC’s standards.

MANAGEMENT’S RESPONSIBILITY
FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Baja Mining Corp. (“Baja”) are the responsibility of management. The consolidated financial statements have been prepared within reasonable limits of materiality and in accordance with Canadian generally accepted accounting principles. Since a precise determination of many assets and liabilities is dependent on future events, the preparation of financial statements necessarily involves the use of estimates and approximations. These have been made using careful judgment and with all information available up to March 31, 2011.

To meet its responsibility for reliable and accurate financial statements, management has established systems of internal control which are designed to provide reasonable assurance that financial information is relevant, reliable and accurate, and that assets are safeguarded and transactions are executed in accordance with management’s authorization.

Management has assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2010. In making its assessment, management has used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in its “Internal Control–Integrated Framework”. Based on our assessment, utilizing those criteria, management concluded that the Company’s internal control over financial reporting was effective as at that date.

The consolidated financial statements and internal controls over financial reporting have been audited by PricewaterhouseCoopers LLP on behalf of the shareholders. Their responsibility is to express a professional opinion on the fair presentation of the consolidated financial statements in accordance with Canadian generally accepted accounting principles and to express an opinion on the effectiveness of internal controls over financial reporting. The Independent Auditors’ Report outlines the scope of their examination and sets forth their opinion.

The Audit Committee of the Board of Directors, composed of three independent directors, meets periodically and has reviewed these statements with management and the Auditors and has recommended their approval to the Board of Directors. The Board of Directors has approved the consolidated financial statements of Baja.

/s/ John Greenslade	/s/ Rowland Wallenius
John Greenslade	Rowland Wallenius
President and Chief Executive Officer	Chief Financial Officer
Vancouver, B.C.
March 31, 2011

BAJA MINING 2010 ANNUAL REPORT MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING 45

INDEPENDENT
AUDITORS’ REPORT

To the Shareholders of Baja Mining Corp.

We have completed integrated audits of Baja Mining Corp.’s 2010 and 2009 consolidated financial statements and its internal control over financial reporting as at December 31, 2010. Our opinions, based on our audits, are presented below.

Report on the consolidated financial statements
We have audited the accompanying consolidated financial statements of Baja Mining Corp. which comprise the consolidated balance sheets as at December 31, 2010 and 2009 and consolidated statements of operations and comprehensive loss, consolidated statements of changes in shareholders’ equity and consolidated statements of cash flows, for the years then ended, and the related notes including a summary of significant accounting policies.

Management’s responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Baja Mining Corp. as at December 31, 2010 and December 31, 2009 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Report on internal control over financial reporting
We have also audited Baja Mining Corp.’s internal control over financial reporting as at December 31, 2010, based on criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s responsibility for internal control over financial reporting
Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, as included in Management’s Responsibility for Financial Reporting.

Auditor’s responsibility
Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our opinion on the company’s internal control over financial reporting.

Definition of internal control over financial reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Inherent limitations
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion
In our opinion, Baja Mining Corp. maintained, in all material respects, effective internal control over financial reporting as at December 31, 2010 based on criteria established in Internal Control – Integrated Framework issued by COSO.

/s/ PricewarehouseCoopers LLP

Chartered Accountants
Vancouver, British Columbia March 31, 2011

BAJA MINING 2010 ANNUAL REPORT INDEPENDENT AUDITORS’ REPORT 47

CONSOLIDATED
BALANCE SHEETS
As at December 31, 2010 and 2009
(expressed in thousands of Canadian dollars, unless stated otherwisie)

	2010	2009
ASSETS
Current assets
Cash and cash equivalents	$48,144	$6,255
Short term deposits	–	16,349
Other receivables	3,338	904
Deposits and prepaid expenses	782	90
	52,264	23,598
Restricted cash (note 3)	102,786	–
Other receivables	480	–
Deferred financing costs (note 4)	32,482	6,602
Mineral properties (note 5)	203,222	149,045
Property, plant and equipment (note 6)	7,078	1,687
	$398,312	$180,932

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$14,888	$3,846
Current portion of environmental liabilities (note 7)	328	352
Income taxes payable (note 13)	–	850
	15,216	5,048
Environmental liabilities (note 7)	462	472
Subordinated long-term debt (note 9)	79,073	46,202
Derivative liabilities (note 10)	72,337	–
	167,088	51,722

SHAREHOLDERS’ EQUITY
Share capital (note 11(b))	297,876	109,979
Share purchase warrants (note 11(c))	20,068	16,077
Contributed surplus (note 11(f))	82,772	91,924
Deficit	(169,492)	(88,770)
	231,224	129,210
	$398,312	$180,932

Senior long-term debt facilities (note 8)
Commitments and contingencies (note 15)
Subsequent events (note 20)

On behalf of the Board

/s/ Robert Mouat	/s/ C. Thomas Ogryzlo
Robert Mouat	C. Thomas Ogryzlo
Director	Director

See accompanying notes to the consolidated financial statements.

48 CONSOLIDATED BALANCE SHEETS

CONSOLIDATED STATEMENTS
OF OPERATIONS AND
COMPREHENSIVE LOSS
For the years ended December 31, 2010 and 2009
(expressed in thousands of Canadian dollars, unless stated otherwisie)

	2010	2009
Expenses
Amortization and accretion	$918	$792
General and administration	1,743	922
Management and directors fees (note 12)	1,180	294
Professional and consulting fees	1,759	828
Research	651	238
Shareholders information	993	509
Stock-based compensation expense (note 11(e))	948	1,583
Wages and subcontracting	3,846	2,204
Loss before other items	(12,038)	(7,370)

Loss on disposal of property, plant & equipment	–	(1,454)
Finance and development costs expensed	–	(1,033)
Foreign exchange gain	2,253	1,412
Net interest income and other	400	139
Change in estimate – refundable deposit liability (note 9(c))	1,165	–
Fair value adjustment related to derivative instruments (note 10)	(72,337)	–
Loss before income tax	(80,557)	(8,306)
Income tax (note 13)	(165)	386
Loss and comprehensive loss for the year	$(80,722)	$(7,920)

Basic and diluted loss per share for the year	$(0.48)	$(0.06)

Weighted average number of shares outstanding – basic and diluted	169,750,830	143,196,227

See accompanying notes to the consolidated financial statements.

BAJA MINING 2010 ANNUAL REPORT CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS 49

CONSOLIDATED STATEMENTS OF
CHANGES IN SHAREHOLDERS’ EQUITY
For the years ended December 31, 2010 and 2009
(expressed in thousands of Canadian dollars, unless stated otherwisie)

	2010	2009
Share capital
Balance – beginning of period	$109,979	$109,611
Shares issued in bought deal financings	201,558	–
Share issuance costs	(11,038)	–
Shares issued on exercise of stock options	583	116
Fair value of Louis Dreyfus put option (note 11(b)(iii))	(3,726)	–
Fair value of stock options exercised	520	252
Balance – end of period	$297,876	$109,979

Share purchase warrants
Balance – beginning of period	$16,077	$16,077
Broker warrants issued	297	–
Warrants issued for equity cost overrun facility (note 11(b)(iii))	3,726	–
Warrants expired during the period	(32)	–
Balance – end of period	$20,068	$16,077

Contributed Surplus
Balance – beginning of period	$91,924	$89,349
Fair value of stock options granted	1,452	2,827
Fair value of stock options exercised	(520)	(252)
Fair value of warrants expired	32	–
Modification of loans from non-controlling interest	(10,116)	–
Balance – end of period	$82,772	$91,924

Deficit
Balance – beginning of period	$(88,770)	$(80,850)
Loss and comprehensive loss for the period	(80,722)	(7,920)
Balance – end of period	$(169,492)	$(88,770)
Total Shareholders’ Equity	$231,224	$129,210

See accompanying notes to the consolidated financial statements.

50 CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

CONSOLIDATED STATEMENTS
OF CASH FLOWS
For the years ended December 31, 2010 and 2009
(expressed in thousands of Canadian dollars, unless stated otherwisie)

	2010	2009
Cash flows from operating activities
Loss for the year	$(80,722)	$(7,920)
Items not affecting cash
Amortization and accretion	918	792
Stock-based compensation expense	948	1,583
Unrealized foreign exchange	(730)	(7,954)
Finance and development costs expensed	–	1,033
Loss on disposal of property, plant & equipment	–	1,454
Income tax recovery	165	(386)
Change in estimate – refundable deposit liability	(1,165)	–
Fair value adjustment related to derivative instruments	72,337	–
	(8,249)	(11,398)
Income tax paid	(850)	–
Special warrants liability payment	(354)	(406)
Reclamation funding undertaken in the period	–	(517)
Net changes in working capital balances:
Other receivables	(2,434)	2,433
Deposits and prepaids	(692)	199
Accounts payable and accrued liabilities	1,541	(329)
	(11,038)	(10,018)

Cash flows from investing activities
Redemption of (investment in) short term deposits	16,349	(15,349)
Expenditure on mineral properties	(44,911)	(32,038)
Acquisition of property, plant and equipment	(4,717)	(242)
Disposal of property, plant & equipment	–	1,898
Increase in restricted cash	(105,300)	–
Other long-term receivables	(480)	–
	(139,059)	(45,731)

Cash flows from financing activities
Net proceeds from issuance of common shares	191,400	116
Expenditure on deferred financing costs	(24,052)	(356)
Loans from non-controlling interest (note 9(d))	24,638	3,009
	191,986	2,769
Increase (decrease) in cash and cash equivalents	41,889	(52,980)
Cash and cash equivalents – Beginning of year	6,255	59,235
Cash and cash equivalents – End of year	$48,144	$6,255
Supplemental cash flow information (note 16)

See accompanying notes to the consolidated financial statements.

BAJA MINING 2010 ANNUAL REPORT CONSOLIDATED STATEMENTS OF CASH FLOWS 51

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS
For the year ended December 31, 2010
(expressed in thousands of Canadian dollars, unless stated otherwisie)

1.	NATURE OF OPERATIONS AND SIGNIFICANT EVENTS

Baja Mining Corp. (“the Company”) was incorporated on July 15, 1985 under the Company Act of British Columbia. The Company’s primary focus is the development of the El Boleo copper-cobalt-zinc-manganese deposit (the “Boleo Project”) located near Santa Rosalia, Baja California Sur, Mexico. The Company is a reporting issuer in British Columbia and trades on the Toronto Stock Exchange, OTCQX International and the Frankfurt Stock Exchange.

The Company’s common shares have been registered in the United States through the filing of a Form 20-F Registration Statement with the United States Securities and Exchange Commission (“SEC”), effective 2007.

On May 29, 2007, the Company received the results of the Definitive Feasibility Study (“DFS”), prepared by Bateman Engineering Inc. (“Bateman”) on the economic and technical viability of the Boleo Project and, due to the positive results of the DFS, the Project has moved from the exploration stage to the development stage.

On June 30, 2008 the Company entered into an agreement with a Korean Consortium, whereby a 30% interest in Minera y Metalurgica del Boleo, S.A. de C.V. (“MMB”) was transferred to a Korean Consortium.  In exchange the Company obtained cash proceeds of $91,538 and other contingent consideration, thus securing a portion of the funding required for the Boleo Project capital costs (notes 8 and 9).

In April 2009 the Company appointed a leading engineering firm on the revised scope of work tender for an Engineering, Procurement and Construction Management (“EPCM”) contract basis for the Boleo Project. The first phase of their scope included a revised capital cost estimate (open book) and a revised project construction schedule, the results of which were announced by the Company on January 15, 2010.

On August 13, 2010 the Company completed a bought deal equity offering of 21,875,000 common shares for gross proceeds of $17,500 (note 11 (b)(ii)).

On September 28, 2010, MMB finalized and signed project financing facilities to the amount of US$858,000. This includes senior long-term debt facilities and subordinated debt to the amount of US$823,000 with a group of export credit agencies that include the Export-Import Bank of the United States (“US Exim”), Export Development Canada (“EDC”), the Korean Development Bank (“KDB”) and a group of commercial banks (note 8). In addition, the Company finalized a US$35,000 equity cost overrun support facility in connection with an off-take arrangement with Louis Dreyfus Commodities Metals Suisse S.A. (“Louis Dreyfus”) (notes 8 and 11(b)(iii)).

On November 23, 2010, the Company completed a cross-border bought deal equity financing for gross proceeds of $184,058 (note 11(b)(iv)). The net proceeds from the offering, combined with the senior and subordinated debt facilities, provide all the estimated funding requirement to complete the engineering, construction and commissioning of the Boleo Project and allowed full release of the EPCM Contractor.

During 2010, the Company and its subsidiaries underwent an internal restructuring in order to align its legal, finance and tax structure with its business objectives. Pursuant to this restructuring, two Luxembourg private limited liability companies, Baja International S.à r.l. (“Baja International”) and Boleo International S.à r.l. (“Boleo International”), were incorporated and now hold the Company’s ownership interest in MMB.

Also as a result of the restructuring, Mintec Processing Ltd. was amalgamated with the Company and Invebaja S.A. de C.V., a wholly owned Mexican subsidiary of the Company, was merged into MMB.

These consolidated financial statements are presented in thousands of Canadian dollars, unless stated otherwise, and have been prepared in accordance with Canadian generally accepted accounting principles. As described in note 19, accounting principles accepted in Canada differ in certain respects from the accounting principles generally accepted in the United States.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	Principles of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries. Baja holds 100% of Baja International which in turn holds 100% of Boleo International. Boleo International holds a 70% interest in MMB, which holds the mineral property rights to the Boleo Project. MMB holds a 70% interest in both Desarrollos y Servicios Costeros, SA de CV (“Costeros”) and Servicios y Desarrollos Meseta Central, SA de CV (“Meseta”). All significant inter-company transactions and balances have been eliminated.

b)	Use of estimates

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. These principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results may differ from these estimates. Significant estimates include the recoverable amount of mineral properties and related deferred costs, amortization rates, fair value of refundable deposit liability, fair value of special warrant liability, asset retirement obligations, fair value of loans from non-controlling interest, fair value of warrants issued on private placements, fair value of derivative liabilities, fair value of instruments included in the Louis Dreyfus equity cost overrun facility, stock based compensation, income taxes and future income taxes.

c)	Deferred financing costs

Deferred financing costs are recognized in connection with proposed corporate transactions which are specifically identified in that the form of debt or equity issuances is known and completion of the transaction is probable. As the corporate transactions are recognized, the deferred financing costs would be allocated to the carrying value of the debt or equity recognized. Deferred financing costs include only those costs which are incremental and directly attributable to the proposed corporate transaction and any overhead costs are expensed as incurred. In the event that the transaction is abandoned, previously capitalized deferred financing costs are expensed through the statement of operations.

d)	Mineral properties

The Company is in the process of developing its mineral properties and has capitalized the acquisition costs for its property rights and mining concessions. The Company has adopted the policy of expensing mineral exploration costs incurred prior to the completion of an economic feasibility study and defers directly related costs once the economic feasibility study is complete. On May 29, 2007 the DFS was completed for the Boleo Project. When the Company incurs debt directly related to the construction of a qualifying asset, the related financing costs are capitalized during the construction period of the particular asset.

Capitalized costs for a producing project are amortized on a unit-of-production method based on the estimated life of ore reserves, while capitalized costs for prospects abandoned or impaired are written off.

Ownership of mineral properties involves certain inherent risks due to the difficulties of determining and obtaining clear title to claims as well as the potential for problems arising from the frequently ambiguous conveyance history characteristics of many mineral properties. The Company has investigated ownership of its mineral properties and, to the best of its knowledge, ownership of its interests are in good standing.

e)	Impairment of long-lived assets

Management reviews and evaluates the carrying value of its long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount of the related asset may not be recoverable. If the total estimated future operating cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is recognized and assets are written down to fair value, which is normally determined using the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether the carrying value can be recovered by considering alternative methods of determining fair value.

BAJA MINING 2010 ANNUAL REPORT NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 53

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS
For the year ended December 31, 2010
(expressed in thousands of Canadian dollars, unless stated otherwisie)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

f)	Property, plant and equipment and amortization

Property, plant and equipment are recorded at cost and amortization begins when the asset is substantially put into service. Amortization of assets is calculated using the straight-line method over the following estimated useful life:

Office equipment and furniture	five years
Leasehold improvements	ten years
Computer equipment	three years
Vehicles	five years
Software	two years
Buildings	twenty years
Mining machinery and equipment	five years
Transportation equipment	four years

g)	Cash and cash equivalents

Cash and cash equivalents include cash on hand, term deposits and short term highly liquid investments with the original term to maturity of three months or less, which are readily convertible to known amounts of cash and which, in the opinion of management, are subject to an insignificant risk of changes in value.

h)	Short term deposits

Short term deposits include term deposits and short term highly liquid investments with the original term to maturity of greater than three months but less than one year.

i)	Financial instruments

The Company classifies financial instruments as either held-to-maturity, available-for-sale, held for trading, loans and receivables or other financial liabilities. At the respective balance sheet dates, the Company’s financial instruments consisted of cash and cash equivalents, short-term deposits, other receivables, deposits, restricted cash, accounts payable and accrued liabilities, the special warrant liability included in environmental liabilities, refundable deposit liability, loans from non-controlling interest and derivative liabilities.

Financial assets held-to-maturity, loans and receivables and financial liabilities other than those held for trading, are measured at amortized cost. Available-for-sale instruments are measured at fair value with the unrealized gains and losses recognized in other comprehensive income. Instruments classified as held for trading are measured at fair value with the unrealized gains and losses recognized in the statement of operations.

The following is a summary of the categories the Company has elected to apply to each of its significant financial instruments:

Financial instrument	Category
Cash and cash equivalents	Held for trading
Short-term deposits	Held for trading
Restricted cash	Loans and receivables
Other receivables	Loans and receivables
Deposits	Loans and receivables
Accounts payable and accrued liabilities	Other financial liabilities
Special warrant liability	Other financial liabilities
Refundable deposit liability	Other financial liabilities
Loans from non-controlling interest	Other financial liabilities
Derivative liability	Held for trading

The carrying values of other receivables, deposits, accounts payable and accrued liabilities approximates their fair values due to the short-term nature of these balances.

The Company may, from time to time, use derivative instruments to manage its exposure to commodity prices and foreign exchange movements. Derivative instruments, including embedded derivatives, are recorded at fair value. The Company does not apply hedge accounting and consequently all changes in the fair value of derivatives are recognized in the Statement of Operations. Derivatives embedded in non-derivative contracts are recognized separately unless closely related to the host contract.

j)	Asset retirement obligations

The Company recognizes a liability for legal obligations relating to the retirement of property, plant and equipment and obligations arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement costs are recognized at fair value, when a reasonable estimate of fair value can be made, in the period in which the liability is incurred. A corresponding increase to the carrying amount of the related asset, where one is identifiable, is recorded and amortized over the life of the asset.

The liability is accreted to the full value over time, applying the interest rate that was used in the initial measurement of the fair value and the corresponding asset is amortized over its expected life. The amount of the liability is subject to re-estimation at each reporting period. The estimates are based principally on legal and regulatory requirements. It is possible that the Company’s estimate of its ultimate reclamation liabilities could change as a result of changes in contractual requirements, laws or regulations, the extent of environmental remediation required or completed, the means of reclamation or changes in cost estimates. Changes in estimates are accounted for prospectively commencing in the period the estimate is revised.

k)	Foreign currency translation

The Company’s functional currency is the Canadian dollar. Foreign operations are integrated with the parent company and, consequently, the financial statements of foreign subsidiaries are translated into Canadian dollars using the temporal method. Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at rates of exchange in effect at the date of the balance sheet. Non-monetary assets, liabilities and other items are translated at historical rates. Revenue and expenses are translated at average rates of exchange prevailing during the year. Exchange gains or losses arising from these translations are included in income (loss) for the year.

References to thousand United States dollars are denoted as “US$”.

l)	Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes. These future income tax assets and liabilities are measured using the substantively enacted income tax rates that will be in effect when the temporary differences are expected to reverse. Future income tax assets are evaluated and if realization is not considered more likely than not, a valuation allowance is provided.

m)	Stock options and warrants

The Company accounts for stock options and warrants at the fair value determined at the measurement date. Compensation expense for options granted is determined based on the estimated fair value of the options at the measurement date using the Black-Scholes option pricing model. The compensation expense for options vesting immediately is recognized in the period of the grant. Compensation expense for options which vest over time is recognised on a graded vesting basis over the vesting periods. The compensation expense is either expensed to administration or recorded in exploration or development costs when grants are to individuals working directly on mineral projects. Consideration paid by the option holder, at the time options are exercised, is recorded as an increase to share capital. Warrant grants are recorded at the estimated fair value using the Black-Scholes option pricing model.

BAJA MINING 2010 ANNUAL REPORT NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 55

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS
For the year ended December 31, 2010
(expressed in thousands of Canadian dollars, unless stated otherwisie)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

n)	Basic and diluted earnings (loss) per share

Basic earnings (loss) per share are computed by dividing the earnings (loss) for the year by the weighted average number of common shares outstanding during the year. Diluted earnings per share are calculated using the treasury stock method. Since the Company has losses, the exercise of outstanding stock options and warrants has not been included in this calculation as it would be anti-dilutive.

o)	Comparative figures

Certain of the comparative figures have been reclassified to conform to the presentation of the current year.

p)	New accounting pronouncements not yet effective

In February 2008 the Canadian Accounting Standards Board (“AcSB”) announced that January 1, 2011 is the changeover date for publicly-listed companies to commence reporting under the International Financial Reporting Standards (“IFRS”). Accordingly, the Company will commence reporting on this basis from January 1, 2011, restating comparative information as at January 1, 2010 and for all quarters ended during 2010.

3.	RESTRICTED CASH

At December 31, 2010, restricted cash consisted of the following:

Baja equity account (note 3(a)(i))	$98,468
Reclamation fund (note 3(a)(ii))	3,481
Amounts restricted through operating credit facilities (note 3(b))	837
$102,786

a)	As required under the Senior debt arrangement signed on September 28, 2010, the Company set up certain trust accounts for project funding:
i)

Following the cross-border bought deal equity financing completed on November 23, 2010 (note 11(b)(iv)), the Company deposited US$99,003 into the Baja equity account. Funds from this account may be drawn on a monthly basis and applied only for use in the Boleo Project.

	ii)	The Company deposited US$3,500 into a Reclamation and Closing Account. The funds from this account are to be used solely for the payment of approved closure and reclamation costs of the Boleo Project.

b)

The Company has provided a letter of credit (“LC”) related to a tenant improvement allowance in the amount of $757. The LC obligation will reduce evenly over the 10 year lease beginning after the second year of the lease. In addition, the Company obtained certain operating credit facilities for which it provided $80 in security deposits.

4.	DEFERRED FINANCING COSTS

The financing costs capitalized on the Boleo Project are as follows:

	2010	2009
Opening balance	$6,602	$6,858

Additions at cost	26,408	356
Transfer to share issuance costs (note 11 (b))	(528)	–
Finance costs expensed	–	(612)
Closing balance	$32,482	$6,602

5.	MINERAL PROPERTIES

The acquisition and deferred costs capitalized on the Boleo Project are as follows:

	2010	2009
Land	$1,761	$735
Mining concessions	640	281
Deferred development costs:
Stock based compensation	2,674	2,170
Accretion of special warrant liability	319	277
Accretion of loans from non-controlling interest	632	435
Amortization	1,011	611
Asset retirement obligation capitalized	903	619
Engineering	54,434	32,821
Site work	39,694	36,713
Construction in progress – Acid plant	15,635	14,902
Construction in progress – Equipment	40,344	35,956
Construction in progress – Other	15,831	9,012
Salary, consulting, financing and other costs	29,344	14,513
Total at cost	$203,222	$149,045

6.	PROPERTY, PLANT AND EQUIPMENT

			2010
		Accumulated
	Cost	amortization	Net
Computer equipment and software	$1,713	$(651)	$1,062
Leasehold improvements	2,099	(122)	1,977
Machinery and equipment	812	(439)	373
Office equipment and furniture	1,047	(129)	918
Transportation equipment	1,423	(578)	845
Buildings	2,033	(130)	1,903
	$9,127	$(2,049)	$7,078

			2009
		Accumulated
	Cost	amortization	Net
Computer equipment and software	$614	$(551)	$63
Leasehold improvements	149	(115)	34
Machinery and equipment	636	(326)	310
Office equipment and furniture	226	(142)	84
Transportation equipment	963	(338)	625
Buildings	659	(88)	571
	$3,247	$(1,560)	$1,687

BAJA MINING 2010 ANNUAL REPORT NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 57

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS
For the year ended December 31, 2010
(expressed in thousands of Canadian dollars, unless stated otherwisie)

7. ENVIRONMENTAL LIABILITIES

	2010	2009
Special warrants liability (note 7(a))	$328	$653
Asset retirement obligation (note 7(b))	462	171
	790	824
Less – current portion	(328)	(352)
Long-term balance	$462	$472

a)	Special warrants liability

On January 9, 2007, the Company reached an agreement with the Commission of Natural Protected Areas (CONANP), Bank Monex, and Ecobanca, a Mexican non-profit organization, to establish a trust fund to support environmental conservation measures within the El Vizcaino Biosphere. The Company’s Boleo Project property is located within the “Buffer Zone” of this Biosphere. The Company paid US$100 on January 31, 2007, and issued three Special Warrants on January 9, 2007, for an aggregate of 180,000 common shares of the Company. The remaining Special Warrant will mature on February 2011. Each Special Warrant may be converted, in whole or in part, at any time prior to maturity into 60,000 common shares of the Company.

In addition, the trustee of the Special Warrants can require the Company to repurchase any or all of the Special Warrants represented by a certificate at a price of US$5.555 per underlying common share at any time within 30 days of the Maturity Date of each such Special Warrant.

The fair value of the special warrants granted on January 9, 2007 was estimated at $48, using the Black-Scholes pricing model. The weighted average assumptions applied included a risk free interest rate of 4.19%, a dividend yield of nil%, an expected volatility of 91% and an expected life of the warrants of three years.

The total repurchase liability of US$1,000 has been recorded. The liability has been discounted using an interest rate of 15%.

On February 1, 2011, the Company made the final of three payments of US$333 under the above agreement.

	Amount	Discounted	Discounted
	US$	US$	Cdn$
Balance – December 31, 2008	$1,000	$877	$1,074
Accretion of discounted liability for the period	–	80	91
Unrealized foreign exchange gain for the period	–	–	(106)
Less – Repayment	(333)	(333)	(406)
Balance – December 31, 2009	667	624	653
Accretion of discounted liability for the period	–	40	42
Unrealized foreign exchange gain for the period	–	–	(13)
Less – Repayment	(333)	(333)	(354)
Balance – December 31, 2010	334	331	328
Less – current portion	(334)	(331)	(328)
Long term balance – December 31, 2010	$–	$–	$–

The accretion charges recognized during the year has been capitalized to mineral properties as it is considered to form part of the acquisition costs of the project.

b)	Asset retirement obligation

	Balance – December 31, 2008	$834
	Accretion of discounted liability for the period	67
	Reclamation funding activities undertaken during the period	(517)
	Change in estimated cash flows	(213)
	Balance – December 31, 2009	171

	Accretion of discounted liability for the period	7
	Change in estimated cash flows	284
	Balance – December 31, 2010	$462

Based upon an agreed funding schedule with Senior lenders, the Company funded US$3,500 during December 2010 for reclamation costs (note 3(a)(ii)). The Company estimated, as at December 31, 2010, that the undiscounted closure costs would amount to $843, taking into account an estimated inflation rate of 5%. In assessing the initial carrying amount for the asset retirement obligation, the Company applied a risk-free discount rate of 3.48% since the entire obligation is fully funded, resulting in an asset retirement obligation of $462.

The estimate of the closure costs is subject to change based on the future planned development of the Boleo Project, as well as future amendments to laws and regulations that may affect the Company’s obligations. However, the Company is not able to determine the impact on its financial position, if any, of environmental laws and regulations that may be enacted in the future.

8.	SENIOR LONG-TERM DEBT FACILITIES

On September 28, 2010 the Company finalized and signed the following senior debt facilities, which are collateralized by a first mortgage over the Company’s assets and a several guarantee which was provided by the Korean Consortium for 30% of the debt. The proceeds from the facilities are to be used exclusively for the construction, development, financing (being interest and fees) and working capital costs of the Boleo Project.

Each of the above facilities are to be drawn down pro-rata (subject to eligibility requirements associated with the US Exim facilities), following the injection and spending of the required contributions by the Company and the Korean Consortium, as well as compliance with a number of standard conditions precedent which includes the implementation of a hedging program (note 10).

Under the terms of the facilities, 35% of excess free cash flows available after debt servicing are required to be used to reduce the amounts outstanding under the facilities (“cash sweeps”), while the amounts needed for up to six months of debt servicing are required to be maintained in a separate Debt Service Reserve Account. Furthermore, the Company is allowed to make voluntary prepayments on the facilities without any penalty.

For the purpose of the senior long-term debt facilities, any reference to “Adjusted LIBOR” refers to the London Interbank Offered Rate for any particular interest period, multiplied by the relevant statutory reserve rate for that period.

a)	Senior debt – US EXIM

US Exim approved a debt facility of US$419,612 which includes accrued interest and the capitalized exposure fee of US$22,579. The loan bears interest at a fixed rate of 3.02% per annum (note 20). Such interest will be accrued and added to the principal outstanding, until the final economic completion date of the project (as defined in the lending agreement). The exposure fee will be added to the principal proportionately on each draw. The total indebtedness will be repayable in 23 equal instalments, every six months beginning December 18, 2013, subject to cash sweeps. In addition, the Company may elect to make voluntary minimum prepayments of US$5,000 on any instalment date. During the construction period, interest will be accrued as part of the facility. Once the Project reaches economic completion, interest will be payable at least every three months. In addition, from November 26, 2010, the Company will accrue commitment fees on the facility in the amount of 0.5% per annum on the uncancelled and undrawn amount of the facility. The accrued commitment fees will be payable every six months starting on June 18, 2011.

BAJA MINING 2010 ANNUAL REPORT NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 59

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS
For the year ended December 31, 2010
(expressed in thousands of Canadian dollars, unless stated otherwisie)

8.	SENIOR LONG-TERM DEBT FACILITIES (continued)

b)	Senior debt – EDC

EDC has provided the Company with a debt facility of up to US$150,000, which includes accrued interest. The loan will bear interest at Adjusted LIBOR plus a margin which will vary between 3.75% and 4.5% at various periods of the loan. The facility shall be repayable in 23 instalments, every six months beginning on December 18, 2013, subject to cash sweeps. On each of the specified repayment dates, required principal repayments range from 1.25% to 6.25% of the principal amount then outstanding. Notwithstanding, the Company may also elect to make voluntary minimum prepayments of US$1,000 at any time subsequent to the earlier of economic completion of the Boleo Project, or June 30, 2013. During the construction period, interest will be accrued and added to the principal outstanding. Once the Project reaches final economic completion, interest will be payable at least every three months. In addition, the Company will accrue commitment fees on the facility in the amount of 1.4% per annum on the uncancelled and undrawn amount of the facility, which will be repayable every three months.

c)	Senior debt – KDB

KDB has provided the Company with a debt facility of up to US$90,000. The debt facility will bear interest at Adjusted LIBOR plus a margin which will vary between 3.65% and 4.1% at various periods of the loan. The facility shall be repayable in 19 instalments, every six months beginning on December 18, 2013, subject to cash sweeps. On each of the specified repayment dates, required principal repayments range from 0.5% to 10.25% of the principal amount then outstanding. Notwithstanding, the Company may also elect to make voluntary minimum prepayments of US$1,000 at any time subsequent to the earlier of economic completion of the Boleo Project, or June 30, 2013. Interest accrued on these facilities will be payable at least every three months. In addition, the Company will accrue commitment fees on the facility in the amount of 1.4% per annum on the uncancelled and undrawn amount of the facility, which will be repayable every three months.

d)	Senior debt – Commercial banks

A group of commercial banks will be contributing the following amounts to senior debt to the Company:

Barclays Bank Plc	US$13,750
Standard Bank Plc	US$8,750
Standard Chartered Bank	US$13,750
UniCredit Bank AG	US$5,000
WestLB AG, New York Branch	US$8,750
US$50,000

The loan will bear interest at Adjusted LIBOR plus a margin which will vary between 3.8% and 4% at various periods of the loan. The facility shall be repayable in 15 instalments, every six months beginning on December 18, 2013, subject to cash sweeps. On each of the specified repayment dates, required principal repayments range from 0.5% to 10.25% of the principal amount then outstanding. Notwithstanding, the Company may also elect to make voluntary minimum prepayments of US$1,000 at any time subsequent to the earlier of economic completion of the Boleo Project, or June 30, 2013. Interest accrued on these facilities will be payable at least every three months. In addition, the Company will accrue commitment fees on the facility in the amount of 1.4% per annum on the uncancelled and undrawn amount of the facility, which will be repayable every three months.

e)	Cost overrun facility – Commercial banks

As part of the project debt facility, the Company was required to arrange a US$100,000 cost overrun facility. The Company and the Korean Consortium will proportionately provide US$50,000 of which the Company has satisfied its US$35,000 contribution through an equity cost overrun facility agreed to with Louis Dreyfus (notes 1 and 11(b)(iii)). The Korean Consortium has guaranteed to supply its US$15,000.

The remaining US$50,000 of the cost overrun facility was obtained proportionately from the same group of Commercial banks (note 8(d)). In the event that the Company would draw on the cost overrun facility from the Commercial banks, it would be subject to the above cash sweep provisions and will bear interest at Adjusted LIBOR plus 4.75%, repayable at least every three months. It shall be repayable in 11 instalments, every six months beginning on December 18, 2013, subject to cash sweeps. On each of the specified repayment dates, required principal repayments range from 2% to 11% of the principal amount then outstanding. Notwithstanding, the Company may also elect to make voluntary minimum prepayments of US$1,000 at any time subsequent to the earlier of economic completion of the Boleo Project, or June 30, 2015. In addition, the Company will accrue commitment fees on the facility in the amount of 1.8% per annum on the uncancelled and undrawn amount of the facility, which will be repayable every three months.

9.	SUBORDINATED LONG-TERM DEBT FACILITIES

The Company’s subordinated long-term debt consists of the following balances and facilities:

	2010	2009
Refundable deposit liability (note 9(c))	$8,709	$9,786
Loans from non-controlling interest (note 9(d))	70,364	36,416
	$79,073	$46,202

a)	Subordinated loan – KDB

KDB has provided the Company with a debt facility of up to US$64,000, including accrued interest. This facility will rank subordinate with all other senior debt in right of payment and security and will bear interest at LIBOR plus a margin which will vary between 3.95% and 4.3% at various periods of the loan. The facility will be repayable within one year of the repayment of the senior debt facilities, subject to voluntary prepayments and cash sweeps. Accrued interest will be payable six months in arrears. In addition, the Company will accrue commitment fees of 0.75% per annum on the uncancelled and undrawn amount of the facility, which will be repayable on the last day of every six-month period ending on June 30 or December 31 of each year.

b)	Funding loan – Korean Consortium

As part of the transaction with the Korean Consortium (note 1), the Korean Consortium is to provide a funding loan of US$50,000 to MMB, which is to be considered as part of the Company’s share of the equity residual to be funded. This facility will rank subordinate with all other senior debt and the above KDB subordinated loan in right of payment and security and will bear interest at the six-month average LIBOR plus 3.5%. Amounts outstanding after the repayment of senior debt facilities will accrue interest at the six-month average LIBOR plus 5.5%.The facility will be repayable by September 7, 2020, subject to mandatory cash sweeps and voluntary prepayments from distributions available to the shareholders of MMB. Accrued interest will be added to the principal until economic completion whereafter interest would become payable six months in arrears, but only from funds available for distribution to the MMB shareholders.

c)	Refundable deposit liability

Included in the cash proceeds received from the transaction with the Korean Consortium (note 1), is a refundable deposit liability of US$10,000, which is refundable to the Korean Consortium should a decision be made not to produce manganese from the Boleo Project. Alternatively, additional consideration may be paid to the Company of approximately US$13,000 upon a positive decision related to the production of manganese. This decision must be made by the Company on the later of final economic completion of the Boleo Project or May 30, 2011.

During the year, the Company reviewed the latest available information with regards to its progress on reaching a manganese production decision and it was determined that the production decision will likely only be made subsequent to May 30, 2011. Based on a weighted probability assessment, it was estimated that the manganese production decision could likely be made on or earlier than December 31, 2012. As such the amortized cost of the liability has been remeasured at May 31, 2010, assuming a remaining life of 31 months, applying an estimated discount rate of 6.73%. As a result, the amortized cost of the refundable deposit liability as at May 31, 2010 was estimated at $8,810 (US$8,421) and consequently a reduction in the liability of $1,165 was recognized as a change in estimate in the statement of operations and comprehensive loss.

BAJA MINING 2010 ANNUAL REPORT NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 61

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS
For the year ended December 31, 2010
(expressed in thousands of Canadian dollars, unless stated otherwisie)

9.	SUBORDINATED LONG-TERM DEBT FACILITIES (continued)

c)	Refundable deposit liability (continued)

		Amount	Amount
	Face value	recognized	recognized
	US$	US$	Cdn$
Balance – December 31, 2008	$10,000	$8,923	$10,904
Accretion of discounted liability for the year	–	427	487
Unrealized foreign exchange gain for the year	–	–	(1,605)
Balance – December 31, 2009	10,000	9,350	9,786
Accretion of discounted liability for the period	–	519	534
Unrealized foreign exchange gains for the period	–	–	(446)
Change in estimate	–	(1,113)	(1,165)
Balance – December 31, 2010	$10,000	$8,756	$8,709

At December 31, 2010, the Company estimated the fair value of the refundable deposit liability at $8,471 (face value of US$10,000) based on an estimated discount rate of 8.36% applied through the remaining 24 months to December 31, 2012. The discount rate was estimated by management taking into account an element of the cost of borrowing and the marginal rates charged on similar subordinated, unsecured instruments which are repayable within three years. The exchange rate applied in the valuation at December 31, 2010 was US$1.0054/$1.00.

d)	Loans from non-controlling interest

As part of the sale of 30% of the Company’s interest in MMB to the Korean Consortium, the Korean Consortium has agreed to fund 30% of the historic and future development costs of the project. During November 2010, the Company confirmed revised terms on all of MMB’s shareholder loans (including those from the Company). Under the revised terms, the loans will be repayable within ten years, but only from distributions available to the shareholders of MMB, and accrue ordinary interest at ten percent per annum.

To date, the Korean Consortium funded $14,124 (US$13,867) in historical development costs and contributed US$55,089 in subsequent development costs. Prior to the modification of the terms of the loans, the funding of historical development costs of $14,124 had been deemed to have occurred at arm’s length, while subsequent contributions by the Korean Consortium were recognized as related party transactions. However, following the modification, all loans from the Korean Consortium are considered related party loans since the revised terms were agreed between related parties.

Management determined that the modifications to the terms were substantial and accounted for the modification as an extinguishment of the existing debt, and the incurrence of new debt, recognising an increase in the loans from non-controlling interest of $10,116 (US$9,701) through contributed surplus.

		Amount	Amount
	Face value	recognized	recognized
	US$	US$	Cdn$
Historic Expenditure funding (i)
Balance – December 31, 2008	$13,867	$3,716	$4,542
Accretion of discounted liability for the period	–	260	296
Unrealized foreign exchange gain for the period	–	–	(676)
Balance – December 31, 2009	13,867	3,976	4,162
Accretion of discounted liability for the period	–	190	197
Modification of loans from non-controlling interest	–	9,701	10,116
Accrued interest	443	443	441
Unrealized foreign exchange gain for the period	–	–	(684)
Balance – December 31, 2010	14,310	14,310	14,232

Contribution to development costs (ii)
Balance – December 31, 2008	28,029	28,029	34,812
Additional contributions to construction costs	2,790	2,790	3,009
Unrealized foreign exchange gain for the period	–	–	(5,567)
Balance – December 31, 2009	30,819	30,819	32,254
Additional contributions to construction costs	24,270	24,270	24,638
Accrued interest	1,349	1,349	1,341
Unrealized foreign exchange gain for the period	–	–	(2,101)
Balance – December 31, 2010	56,438	56,438	56,132
Balance – December 31, 2010	$70,748	$70,748	$70,364

At December 31, 2010, the Company estimated the fair value of loans from non-controlling interest at $60,520 (face value of US$70,748), based on:

  management’s estimate of the probable timing of the repayment of the debt and interest. For this purpose, management considered cash flow forecasts for the Boleo Project which takes into account a weighted probability assessment regarding current and longer-term copper prices;

  the application of a discount rate of 11.05% which took into account an element of the cost of borrowing and the marginal rates charged on similar subordinated, unsecured instruments which are repayable over ten years;

  an exchange rate at December 31, 2010 of US$1.0054/$1.00

BAJA MINING 2010 ANNUAL REPORT NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 63

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS
For the year ended December 31, 2010
(expressed in thousands of Canadian dollars, unless stated otherwisie)

10.	DERIVATIVE LIABILITIES

In order to satisfy a condition precedent to the senior debt facilities (note 8), the Company entered into a zero cost collar copper hedging program with the Commercial Banks for approximately 50% of the estimated Copper production during 2014, 2015 and 2016. The details of the hedging instruments are as follows:

	Put price	Call price	Fair value
‘000’s lbs	US$ per lb	US$ per lb	US$	Fair value
33,716	$2.40	$3.96	$(13,761)	$(13,686)
130,146	$2.40	$3.97	$(49,566)	$(49,300)
17,637	$2.40	$4.01	$(5,812)	$(5,780)
11,097	$2.40	$4.02	$(3,591)	$(3,571)
192,596	$2.40	$3.97	$(72,730)	$(72,337)

During the period, the Company recognized a fair value adjustment related to the derivative instruments of $72,337 (US$72,730) in the Company’s Statement of Operations. The exchange rate applied in determining the fair value of the derivative liability at December 31, 2010 was US$1.0054/$1.00.

11.	SHARE CAPITAL

a)	Authorized

Unlimited common shares without par value

b)	Details of share capital activity are as follows:

	Shares	Amount
Balance – December 31, 2008	143,064,337	$109,611
Shares issued on exercise of stock options	330,000	116
Fair value of options exercised (note 11(f))	–	252
Balance – December 31, 2009	143,394,337	109,979
Shares issued in bought deal financings	189,200,000	201,558
Share issuance costs	–	(11,038)
Shares issued on exercise of stock options	1,578,750	583
Fair value of Louis Dreyfus put option (note 11(b)(iii))	–	(3,726)
Fair value of options exercised (note 11(f))	–	520
Balance – December 31, 2010	334,173,087	$297,876

i)

On April 19, 2010, the Company filed a short form base shelf prospectus which allows the Company to make offerings of any combination of common shares, debt securities, warrants, share purchase contracts and subscriptions receipts for up to $500,000.

ii)

On August 13, 2010, the Company completed a bought deal offering of 21,875,000 common shares at a price of $0.80 per share for gross proceeds of $17,500. As part of the offering, the Company granted 1,093,750 brokers’ warrants which are exercisable at a price of $0.88 per warrant for a period of 18 months after the closing of the offering. These warrants were valued at $297, using the BlackScholes pricing model. The weighted average assumptions applied included a risk free rate of 1.36%, a dividend yield of nil%, an expected volatility of 79% based on an expected life of the warrants of one and one half years. Along with the brokers’ warrants, the share issuance costs also included 5% commission paid to the underwriters as well as legal fees and other professional fees, all of which totalled $1,298. Of this amount $230 had been previously recognized in deferred financing costs (note 4).

iii)

On September 28, 2010, the Company agreed the terms of an off-take arrangement with Louis Dreyfus (note 8(e)) to satisfy the requirement under the senior long-term debt facilities (note 8) to enter into off-take agreements for at least 70% of copper and cobalt production for the first 10 years of production. As a result, Louis Dreyfus participated in the Company’s equity offerings (see note 11(b)(iv) below). In addition, Louis Dreyfus also provided an equity cost overrun facility of up to an aggregate amount of US$35,000 in the form of an irrevocable letter of credit. Should the Company utilize this equity cost overrun facility, Louis Dreyfus will be issued common shares of the Company to the equivalent value of the amounts drawn under the facility, based on a per share value $1.10 per common share.

In consideration of Louis Dreyfus providing the cost overrun facility, the Company granted bonus warrants to Louis Dreyfus to acquire 7,408,727 common shares at an exercise price of $1.375 per share. The warrants, which expire after five years, will vest proportionately for any undrawn amount of the facility which is cancelled. The fair value of the warrants was estimated at the grant date at $3,726 based on management’s estimate of the weighted probability amount of the facility which the Company does not expect to utilize. The volatility rate and risk free rate applied in determining the fair value was 77.78% and 2.14% respectively.

The cost overrun facility itself represents a purchase put option and the equivalent fair value of $3,726 was recognized as a debit to share capital.

iv)

On November 23, 2010, the Company completed a cross-border bought deal equity financing, issuing 167,325,000 common shares for aggregate gross proceeds of $184,058, including a subscription of 36,000,000 common shares by Louis Dreyfus (note 11(b)(iii) above) for $39,600. Underwriters’, legal and other fees amounted to $9,443, of which $298 had previously been recognized in deferred financing costs.

c)	Details of share purchase warrant activity are as follows:

	Shares
	purchase
	warrants	Amount
Balance – December 31, 2008	30,997,993	$16,077
Warrants expired during the period	(5,951,015)	–
Balance – December 31, 2009	25,046,978	16,077
Brokers’ warrants (note 11(a))	1,093,750	297
Warrants issued for equity cost overrun facility (note 11(b)(iii)	7,408,727	3,726
Warrants expired during the period	(110,000)	(32)
Balance – December 31, 2010	33,439,455	$20,068

d)	Warrants

During the year ended December 31, 2010, 110,000 of the Company’s share purchase warrants expired, while the Company issued 1,093,750 brokers’ warrants as part of the underwriters’ compensation in the bought deal financing (note 11(b)(ii)) and 7,408,727 bonus warrants (note 11(b)(iii). No share purchase warrants were exercised during the period.

The fair value of warrants granted during the period was estimated using the Black-Scholes option-pricing model . Volatility of 79%, expected life of 1.5 years and a risk-free rate of 1.4% were assumed.

BAJA MINING 2010 ANNUAL REPORT NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 65

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS
For the year ended December 31, 2010
(expressed in thousands of Canadian dollars, unless stated otherwisie)

11.	SHARE CAPITAL (continued)

d)	Warrants (continued)

The following table summarizes information about share purchase warrants outstanding at December 31, 2010:

	Number of	Weighted
Range of	warrants	average	Weighted
prices	outstanding	contractual	average
$	and exercisable	life (years)	exercise price
0.00 to 0.49	60,000	0.09	$–
0.49 to 0.99	1,170,937	1.07	0.88
1.00 to 1.49	16,040,518	2.23	1.08
1.50 to 2.50	16,168,000	1.73	2.49
	33,439,455	1.94	$1.75

e)	Stock options

A summary of the Company’s stock options at December 31, 2010 and the changes during the period are as follows:

		Weighted
		average
	Number of	exercise
	options	price
Balance – December 31, 2009	13,075,000	$0.43
Granted	13,815,000	1.16
Exercised	(1,578,750)	0.37
Forfeited	(62,500)	0.87
Balance – December 31, 2010	25,248,750	$0.83

The following table summarizes information about stock options outstanding and exercisable at December 31, 2010:

		Weighted	Weighted		Weighted
Range of	Number of	average	average	Number of	average
prices	outstanding	years to	exercise	exercisable	exercise
$	options	expiry	price	options	price
0.35 to 0.49	9,198,750	1.54	$0.40	9,076,563	$0.40
0.50 to 0.99	2,435,000	3.43	0.59	1,726,250	0.58
1.00 to 1.49	13,615,000	4.90	1.17	–	–
	25,248,750	3.54	$0.83	10,802,813	$0.43

The Company’s stock option plan (“the plan”) allows the Company to grant stock options up to a maximum of ten percent of the number of issued shares of the Company. At December 31, 2010, the Company has reserved 33,597,308 common shares under the plan.

Options granted under the Plan will vest with the right to exercise one-quarter of the options upon conclusion of every six months subsequent to the grant date, unless the specified contract length is a shorter period.

The fair value of the options granted during the year was estimated at each measurement date using the BlackScholes option-pricing model. During the year, the Company granted 13,815,000 five-year stock options to consultants and employees, with a fair value of $8,743 attributed to these options. The total stock-based compensation recorded during the period on all vesting options was $1,452 (2009 – $2,827). This has been recognized and charged (based upon the work carried out by the employee or consultant) to either administration ($948; 2009 –$1,583) or to mineral properties ($504; 2009 – $1,244), with the offsetting amount recorded as a credit to contributed surplus.

The fair value of stock options granted during the period was estimated at each measurement date based on the Black-Scholes option-pricing model, using the following weighted average assumptions:

	2010	2009
Dividend yield	0%	0%
Expected volatility	82%	85%
Expected stock option life	3 years	3 years
Weighted average forfeiture rate	0.0%	5.4%
Weighted average fair value of stock options granted	$0.63	$0.32

f)	Contributed surplus

Details are as follows:

Amount
Balance – December 31, 2008	$89,349
Fair value of options vested	2,827
Fair value of options exercised	(252)
Balance – December 31, 2009	91,924
Fair value of options vested	1,452
Fair value of options exercised	(520)
Fair value of warrants expired	32
Modification to subordinated long-term debt (note 9(d))	(10,116)
Balance – December 31, 2010	$82,772

12.	RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with directors or officers of the Company or with companies with directors or officers in common:

	2010	2009
Directors fees – administration	$85	$72
Management fees – administration	1,095	222
Management fees – mineral properties	517	387
	$1,696	$681

The above transactions, and the Korean Consortium’s contributions (note 9(d)), occurred in the normal course of operations, are measured at the exchange amount, which is the consideration established and agreed to by the related parties.

13.	INCOME TAXES

a)	The Income tax provision included in the consolidated statements of operations and comprehensive loss consists of the following:

	2010	2009
Current income tax expense	$–	$850
Withholding taxes accrued	396	–
Future income tax recovery	(231)	(1,236)
Income tax	$165	$(386)

BAJA MINING 2010 ANNUAL REPORT NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 67

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS
For the year ended December 31, 2010
(expressed in thousands of Canadian dollars, unless stated otherwisie)

13.	INCOME TAXES (continued)

a)	The Income tax provision included in the consolidated statements of operations and comprehensive loss consists of the following: (continued)

During the year, the Company recognized future income tax liabilities related to mineral properties in the amount of $231. In accordance with the Company’s accounting policy on capitalization of mineral property costs, the corresponding income tax expense was capitalized to mineral properties. However, since the Company had previously unrecognized future income tax assets available, the Company was able to reduce the recognized future income tax liability to zero, which resulted in a future income taxes recovery in the statement of operations and comprehensive loss.

b)

The Company operates in Canada and Mexico, and is subject to varying rates of taxation. In addition, the Company has various non-capital tax losses and deferred exploration expenditures that are available for carry forward to reduce taxable income of future years. Details of income tax expense for the years ended December 31 are as follows:

	2010	2009
Loss before income tax	$80,557	$8,306
Statutory rate	28.50%	30.00%
Expected recovery	22,959	2,492

Non-deductible expenses	(177)	(630)
Foreign tax rate differential	(1,018)	(753)
Foreign exchange and other	662	1,338
	22,426	2,447
Change in valuation allowance	(22,591)	(2,061)
Income tax	$(165)	$386

c)

Future income taxes reflect the net effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company’s future income tax assets as at December 31 are as follows:

	2010	2009
Future income tax assets
Non-capital loss carry-forwards	$17,436	$16,691
Capital losses	446	–
Property, plant and equipment	786	711
Share issuance costs	2,244	315
Accounts payable	–	83
Derivative liabilities	20,332	–
	41,244	17,800
Valuation allowance	$(39,155)	$(16,564)
	2,089	1,236
Future income tax liabilities
Mineral properties	(2,089)	(1,236)
Net Future income tax liability	–	–

d)

During the year ended December 31, 2010, the Company utilized non-capital losses of $5,425 and as at December 31, 2010, the Company has cumulative non-capital losses for income tax purposes of $64,709 (2009 – $61,343) in Canada and Mexico, which may be used to reduce future taxable income. The income tax benefits, if any, of these losses have not been recorded in these consolidated financial statements because of uncertainty of their recovery. These losses will expire as follows:

2014	$654
2015	1,122
2016	7,586
Thereafter	55,347
$64,709

If utilized, these losses are expected to be utilized at substantively enacted future tax rates ranging from 25% to 28%.

14.	SEGMENTED INFORMATION

The Company has one operating segment, being the exploration and development of mineral properties, which is carried out in Mexico.
The breakdown by geographic segment for the year ended December 31, 2010 is as follows:

	Canada	Mexico	Consolidated
Non-current assets	109,894	236,154	346,048
Current assets	40,845	11,419	52,264
Total assets	150,739	247,573	398,312

The breakdown by geographic segment for the year ended December 31, 2009 is as follows:

	Canada	Mexico	Consolidated
Non-current assets	5,276	152,058	157,334
Current assets	20,535	3,063	23,598
Total assets	25,811	155,121	180,932

No revenues were earned in either of the geographic segments.

15.	COMMITMENTS AND CONTINGENCIES

a)

The Company has entered into numerous contracts regarding development of the Boleo Project. Total contractual obligations entered at December 31, 2010 are estimated to be $117,478 (December 31, 2009 – $1,961), the payments for which are all expected in 2011 and 2012.

b)	The Company has a number of management and consulting agreements. The future commitments under these contracts as at December 31, 2010 amount to $193 (December 31, 2009 – $630).

c)

The Company has a new operating lease for office space in Vancouver, expiring September 2020. The new lease commits the Company to a 10 year period at an average monthly lease of $53 per month. In addition to the monthly lease payments, the Company has provided a security deposit of $480, as well as a LC, related to the tenant improvement allowance, of $757 (note 3(b)).  The LC obligation will reduce evenly over the 10 year lease beginning after the second year of the lease. The remaining future minimum lease payments on this lease amount to $6,102 (December 31, 2009 – $78):

2011	$626
2012	626
2013	626
2014	626
Thereafter	3,598
$6,102

BAJA MINING 2010 ANNUAL REPORT NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 69

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS
For the year ended December 31, 2010
(expressed in thousands of Canadian dollars, unless stated otherwisie)

15.	COMMITMENTS AND CONTINGENCIES (continued)

d)

As required by the terms of the senior long-term debt facilities, the Company has agreed to terms of an off-take arrangement with Louis Dreyfus (notes 1 and 11(b)(iii)) whereby the Company committed to sell 70% of the Copper and Cobalt that is expected to be produced during the first ten years of the Boleo Project’s operations, at commercial terms. As part of the sale of 30% of the Company’s interest to the Korean Consortium in 2008, the Company entered into an off-take agreement with the Korean Consortium for the remaining 30% of the production from the Boleo Project, also at commercial terms.

e)

Under the terms of the senior long-term debt facilities, the Company is required to fund a project reclamation funding account to cover the costs of unscheduled reclaiming of plant and surface infrastructure. In accordance with these terms, the Company has deposited US$3,500 (note 3(a)(ii)) and has committed to deposit additional funds of US$9,900 into the project reclamation funding account before December 31, 2013.

2011	US$1,400
2012	US$4,900
2013	US$3,600
US$9,900

f)

Due to the nature of its business, the Company may be subject to numerous regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. The results of these legal proceedings cannot be predicted with certainty. There can be no assurances that these matters will not have a material adverse effect on the Company’s business.

16.	SUPPLEMENTAL CASH FLOW INFORMATION

The following are the non-cash investing and financing activities of the Company:

	2010	2009
Increase (decrease) in accounts payable and accrued liabilities related to mineral properties, deferred financing costs and property, plant & equipment	$9,014	$(7,857)
Decrease (increase) in deposits and prepaid expenses related to mineral property and deferred development costs	–	5,452
Accretion of special warrant liability and historical expenditure funding contribution included in mineral property and deferred development costs	239	387
Stock-based compensation included in mineral property and deferred development costs	504	1,244

Other supplemental information:
Interest received	$84	$139
Realized foreign exchange gains (losses)	1,724	(2,818)
Unrealized foreign exchange losses on cash	(201)	(3,724)

Cash and cash equivalents, for the purposes of the consolidated
Statements of Cash Flows only, comprise of:
Cash in bank	$10,087	$865
Term deposits with maturities of less than three months	38,057	5,390
	$48,144	$6,255

17.	MANAGEMENT OF CAPITAL RISK

It is the Company’s objective when managing capital to safeguard the Company’s ability to continue as a going concern, in order to pursue the development of the mineral property for its stakeholders. The Company has historically relied on a combination of equity sources for capital (common shares, options and warrants), special warrants and funding from the Korean Consortium (notes 9(b), (c) and (d)). During the year, the Company expanded its sources of capital to include senior and subordinated project debt facilities to the amount of US$823,000 (note 1). The net proceeds from the current year offerings, combined with the Company’s senior and subordinated debt facilities, provides all the estimated funding requirement to complete the engineering, construction and commissioning of the Boleo Project.

The Company manages the capital structure and makes appropriate adjustments to it based upon changes in economic conditions and the risk characteristics of the underlying assets and subject to the restrictions of the debt facilities agreement, which restricts project cash release or dividends until economic completion. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets.

The Company’s short-term operating budgets, project capital budgets and forecasted project operating budgets are reviewed and updated annually and as necessary depending on various factors, including successful capital deployment and general industry conditions. Following the completion of the revised Project Capital Cost estimate, issued January 15, 2010, the Company updated the project capital budget, as well as the economic model for the Boleo Project. These budgets and models were approved by the Board of Directors, and formed the foundation for the project financing completed during the year.

18.	MANAGEMENT OF FINANCIAL RISK

Foreign Currency Risk: The Company operates internationally with offices and operations in Canada, Luxembourg and Mexico, which gives rise to the risk that its financial instruments may be adversely impacted by exchange rate fluctuations. A significant portion of its expenses are also incurred in US dollars and Mexican Pesos and to a lesser extent other foreign currencies. A significant change in the currency exchange rates between the Canadian dollar relative to the Mexican peso or US dollar could have an effect on the Company’s results of operations, financial position or cash flows. The Company has not entered into foreign currency contracts to hedge its risk against foreign currency fluctuations. However, as many of the Company’s obligations are denominated in US dollars, the impact of foreign exchange differences on US dollar denominated financial assets would be naturally hedged to an extent. A 10% fluctuation in the foreign exchange rate (either way, over or under) based on the Company’s foreign financial instruments as at December 31, 2010 would result in a foreign exchange gain or loss of approximately $4,979 (2009 – $2,727).

As at December 31, 2010, the Company had the following foreign denominated financial assets and liabilities, which are recorded at the Canadian dollar amount and are subject to foreign exchange risk:

	Foreign currency amount	Canadian dollar amount
Cash and cash equivalents in United States dollars	$9,480	$9,429
Cash and cash equivalents in Mexican pesos	6,121	509
Cash and cash equivalents in Euros	17	23
Restricted cash in United States dollars	102,503	101,949
Other receivables in Mexican pesos	32,234	2,678
Deposits in United States dollars	28	28
Deposits in Mexican pesos	8,465	703
Deposits in Euros	8	11
Accounts payable in United States dollars	10,321	10,265
Accounts payable in Mexican pesos	35,725	2,969
Accounts payable in Euros	108	144
Special warrants liability (note 7(a))	331	328
Refundable deposit liability (note 9(c))	8,756	8,709
Loans from non-controlling interest (note 9(d))	70,748	70,364
Derivative liabilities (note 10)	72,730	72,337

BAJA MINING 2010 ANNUAL REPORT NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 71

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS
For the year ended December 31, 2010
(expressed in thousands of Canadian dollars, unless stated otherwisie)

18.	MANAGEMENT OF FINANCIAL RISK (continued)

As at December 31, 2009, the Company had the following foreign denominated financial assets and liabilities, which are recorded at the Canadian dollar amount and are subject to foreign exchange risk:

	Foreign currency amount	Canadian dollar amount
Cash and cash equivalents in United States dollars	$5,711	$5,983
Cash and cash equivalents in Mexican pesos	3,014	244
Short-term deposits in United States dollars	15,300	16,023
Other receivables in Mexican pesos	10,420	843
Deposits in United States dollars	27	28
Deposits in Mexican pesos	635	51
Accounts payable in United States dollars	2,285	2,416
Accounts payable in Mexican pesos	6,932	561
Accounts payable in Euros	326	517
Special warrants liability (note 7 (a))	624	653
Refundable deposit liability (note 9(c))	9,350	9,786
Loans from non-controlling interest (note 9(d))	34,795	36,416

Liquidity risk: This refers to the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage as outlined in note 17 to the consolidated financial statements.

The following table summarizes the Company`s known undiscounted obligations and commitments as at December 31, 2010:

	Payments due by period
Contractual Obligations	(Thousands of Canadian dollars)
		Less
		than 1		1-3		3-5		More than
	Total	year		years		years		5 years
Accounts payable	$14,888	$14,888	$	Nil	$	Nil	$	Nil
Operating lease obligations	6,102	626		1,878		1,252		2,346
Contract and purchase commitments	117,671	102,143		15,528		Nil		Nil
Reclamation funding	9,847	1,392		8,455		Nil		Nil
Refundable deposit liability	9,946	Nil		9,946		Nil		Nil
Loans from non-controlling interest	70,364	Nil		Nil		Nil		70,364
Environmental obligations	1,175	332		$Nil		Nil		843
Total	$229,993	$119,381		$35,807		$1,252		$73,553

Commodity price risk: The value of the Company’s mineral properties is related to the short and long term price of copper, cobalt and zinc sulphate. The price of copper has historically fluctuated widely and is affected by numerous factors outside of the Company’s control, including, but not limited to, industrial and retail demand, levels of worldwide production, short-term changes in supply and demand related to speculative activities, central bank lending, forward sales by producers and speculators, and other factors. The Company’s hedge program (note 10) secures cash flows from 50% of the Company’s anticipated copper production during 2014, 2015 and 2016. At the same time, the hedge program may give rise to significant fluctuation in the Company’s earnings (loss) as the Company is required to mark the hedge instruments to market at every reporting date. In the event of non-production, the derivative liability as recognized on the balance sheet will actualize.

Credit risk: Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s investment policy is to invest its available cash in Canadian chartered bank guaranteed deposits at fixed or variable interest rates established at the time of investment. Boleo Project funds have been segregated. Remaining funds are available for project and corporate objectives. The Company’s cash and cash equivalents and short-term investments are composed of financial instruments issued by a Chartered Bank in Canada. These investments mature at various dates over the current operating period. The Company’s other receivables consist of general sales tax due from the Federal Governments of Mexico and Canada, as well as advances to employees. The carrying amount of financial assets recorded in the financial statements (excluding cash and cash equivalents and short-term deposits) represents the Company’s maximum exposure to credit risk.

Interest rate risk: The interest rate risk refers to the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The Company’s exposure to changes to net loss or other comprehensive loss (as a result of changes in interest rates) is limited since:

  short-term deposits are accruing interest at fixed and variable rates and are realizable within 30 days of year-end.

  other financial liabilities such as refundable deposit and the special warrants liability are carried at amortized costs.

The impact on net loss of a 1% change in interest rates would amount to approximately $1,509 (2009 – $226).

During the year the Company finalized and signed various senior – and subordinated project financing facilities (notes 8 and 9) which provide the Company access to a combination of fixed – and variable rate debt instruments. The fair value of fixed rate debt instruments will fluctuate with changes in market interest rates, but the resulting cash flows will not. Conversely, cash flows from the variable rate debt instruments will fluctuate with changes in market interest rates, but the fair values will not. Subsequent to the drawn down of the facilities, the impact of fluctuations in market interest rates on net loss or other comprehensive are expected to be limited as these liabilities will be carried at amortized cost and not at fair value.

Fair value measurements: Certain of the Company’s financial assets and liabilities are measured or disclosed at fair value on a recurring basis and classified in their entirety based on the lowest level of input that is significant to the fair value measurement. There are three levels of fair value hierarchy that prioritize the inputs to valuation techniques used to measure fair value, with level 1 inputs having the highest priority. The levels and the valuation techniques used to value the Company’s financial assets and liabilities are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 – Quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 – Unobservable inputs (supported by little or no market activity).

The fair values of our financial assets and liabilities at December 31, 2010 are summarized in the following table:

	Fair Value –	Fair Value –
	Quoted in	Significant	Fair Value –
	active markets	other	Significant
	for identical	observable	unobservable	Fair Value –
	assets (Level 1)	inputs (Level 2)	inputs (Level 3)	Total	Book Value
Held for trading
Cash and cash equivalents	–	48,144	–	48,144	48,144
Restricted cash	–	102,786	–	102,786	102,786
Derivative liabilities	–	–	(72,337)	(72,337)	(72,337)

BAJA MINING 2010 ANNUAL REPORT NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 73

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS
For the year ended December 31, 2010
(expressed in thousands of Canadian dollars, unless stated otherwisie)

19.	UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”)

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). Except as set out below, these financial statements also comply, in all material aspects, with accounting principles generally accepted in the United States (US GAAP”).

The following differences have been identified between Canadian GAAP and US GAAP as it applies to the Company:

(i)	Measurement of Loans from Non-controlling interest:

Following the sale of 30% of the Company’s interest in MMB to the Korean Consortium, the Korean Consortium funded loans to MMB to the amount of US$70,748, all of which is considered to be related party loans. Under Canadian GAAP, financial liabilities payable to related parties are to be recognized at face value, while US GAAP requires such payables to be recognized at fair value. As a result, under US GAAP, the difference between the fair value of the instruments and the face value is recognized in contributed surplus, and the fair value is accreted back to the face value of the instrument over the expected life of the instrument.

The accretion of these payables during the period was capitalized to mineral properties in accordance with the Company’s accounting policy for capitalization of financing costs, which is consistent for both Canadian GAAP and US GAAP.

As a result of initially recognizing the loans from non-controlling interest at fair value (under US GAAP), as opposed to face value (under Canadian GAAP), the loan is recognized at a discounted US dollar-denominated value. As such, subsequent re-measurement to a Canadian dollar equivalent yielded a lower foreign exchange gain (loss) during the period.

During the year, the Company agreed to revised terms on all of MMB’s Shareholder loans (including the Shareholder loans from the Korean Consortium (note 9(d)). Under the revised terms, the Shareholder loans will be repayable after ten years, but only from distributions available to the shareholders of MMB, and accrue ordinary interest at ten percent per annum.

Management determined that the modifications to the terms were substantial and accounted for the modification as an extinguishment of the existing debt. Therefore the difference between the carrying value of the related party loans under previous terms ($13,900), and the fair value of the debt as estimated at September 8, 2010, is to be recognized in contributed surplus under US GAAP.

The fair value of the related party loans under the modified terms was estimated at $49,195 (US$47,177) based on:

  management’s estimate of the probable timing of the repayment of the debt and interest. For this purpose, management considered cash flow forecasts for the Boleo Project which takes into account a weighted probability assessment regarding current and longer- term copper prices;

  the application of a discount rate of 10.36% which took into account an element of the cost of borrowing and the marginal rates charged on similar subordinated, unsecured instruments which are repayable over ten years;

  an exchange rate at September 8, 2010 of US$0.959/$1.00

Therefore the Company recognized an increase in the loans from non-controlling interest of $35,295 (US$33,847) in contributed surplus under US GAAP. Conversely, under Canadian GAAP, an increase of $10,116 (US$9,701) was recognized in contributed surplus (note 9(d)).

(ii)	Recognition of changes in estimate related to refundable deposit liability:

As per note 9(c), the Company re-estimated the amortized cost of the refundable deposit liability during the period. As a result, the Company recognized a reduction in the amortized cost of the liability, with a gain of $1,165 included in the statement of operations and comprehensive loss in accordance with Canadian GAAP. However, under US GAAP, the amortized cost of the liability is not adjusted, rather the change in estimate is recognized in the statement of operations and comprehensive loss prospectively through reduced accretion expenses as the amortized cost continues to be accreted to the face value of the liability, however over the new extended estimated life of the liability.

Since the amortized cost of the US$-denominated liability is not adjusted under US GAAP, the effect of changes in foreign currency rates is different from those under the Canadian GAAP treatment.

(iii)	Recognition of Non-controlling interest:

Under US GAAP, SFAS-160 – Non-controlling Interests in Consolidated Financial Statements (“SFAS-160”) losses attributed to non-controlling interests may exceed their interest. That is, the non-controlling interest shall continue to be attributed its share of losses, even if that results in a deficit non-controlling interest balance. The non-controlling interest is presented in equity.

(iv)	Louis Dreyfus equity cost overrun facility:

Under Canadian GAAP it was determined that the cost overrun facility with Louis Dreyfus (note 11(b)(iii)) includes both a purchase put option (which allows the Company to issue shares to Louis Dreyfus at a fixed price of $1.10 per share) and a written call (which allows Louis Dreyfus, in the event of cancellation of the facility, to exercise bonus warrants at a fixed price of $1.375 per share). Under Canadian GAAP, both these instruments were determined to meet the definition of equity. However, under US GAAP, it was determined that neither the purchase put option or the written call meets the definition of equity and as such the Company recorded a non-current derivative financial asset and non-current derivative financial liability in the balance sheet. The fair values of the derivative asset and derivative liability was based on unobservable inputs (Level 3 within the fair value hierarchy).

a)	The impact of the above differences between Canadian and US GAAP on the loss for the year ended, as reported, is as follows:

	December 31,	December 31,
	2010	2009
Loss and comprehensive loss for the year – Canadian GAAP	$(80,722)	$(7,920)
Adjustment to accretion expense (ii)	237	–
Adjustment of foreign exchange differences (i), (ii)	(176)	(4,270)
Adjustment to change in estimate – refundable deposit liability (ii)	(1,165)	–
Loss for the year – US GAAP	$(81,826)	$(12,190)
Less: Loss (income) attributable to non-controlling interest – US GAAP (iii)	20,411	(3,305)
Loss for the period attributable to shareholders – US GAAP	$(61,415)	$(15,495)
Basic and diluted earnings (loss) per share – US GAAP	$(0.48)	$(0.09)

b)	The impact of the above differences between Canadian and US GAAP on the Statements of Changes in Shareholders’ Equity, as reported, is as follows:

	December 31,	December 31,
	2010	2009
Shareholders’ equity – Canadian GAAP	$231,224	$129,210
Fair value adjustment recognized in contributed surplus (i)	32,737	25,111
Adjustment to accretion expense (ii)	237	–
Adjustment to foreign exchange differences (i), (ii)	(438)	(262)
Adjustment to change in estimate – refundable deposit liability(ii)	(1,165)	–
Adjustment to modification of loans from non-controlling interest (i)	(25,179)	–
Accumulated income attributed to non-controlling interest (iii)	17,106	(3,305)
Shareholders’ equity attributable to shareholders – US GAAP	$254,522	$150,754
Shareholders’ equity attributable to non-controlling interest	(17,106)	3,305
Total Shareholders’ equity – US GAAP	$237,416	$154,059

BAJA MINING 2010 ANNUAL REPORT NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 75

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS
For the year ended December 31, 2010
(expressed in thousands of Canadian dollars, unless stated otherwisie)

19.	UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”) (continued)

c)	The impact of the above differences between Canadian and US GAAP on the balance sheets, as reported, is as follows:

	2010	2009
Total assets – Canadian GAAP	$398,312	$180,932
Derivative asset related to Louis Dreyfus purchase put option (iv)	3,726	–
Accretion recognized in mineral properties (i)	1,388	776
Total assets – US GAAP	$403,426	$181,708
Total liabilities – Canadian GAAP	$167,088	$51,722
Fair value adjustment recognized in contributed surplus	(32,737)	(25,111)
Adjustment to accretion recognized (i), (ii)	1,151	776
Adjustments to foreign exchange differences (i), (ii)	438	262
Adjustment to change in estimate – refundable deposit liability (ii)	1,165	–
Adjustment to modification of loans from non-controlling interest (i)	25,179	–
Derivative liability related to Louis Dreyfus written call (iv)	–	3,726
Total liabilities – US GAAP	$166,010	$27,649

d)	There was no impact on the statement of cash flows between Canadian and US GAAP.

e)	Development Stage Company

The Company meets the definition of a development stage enterprise under Statement of Financial Accounting Standards (“SFAS”) No. 7, Accounting and Reporting by Development Stage Enterprises, and as such is required to include additional disclosures. Effective April 20, 2004, pursuant to a share exchange agreement, the Company acquired all the issued and outstanding shares of Mintec International Corporation (“Mintec”) by issuing 40,000,000 common shares of the Company. The transaction resulted in a change of control and therefore, the transaction was treated as a reverse takeover for accounting purposes whereby Mintec was identified as the acquirer. In accordance with the principles of reverse takeover accounting, consolidated financial statements are considered a continuation of the financial statements of the legal subsidiary, Mintec. As such, the cumulative results presented include the results of Mintec for all periods prior to April 20, 2004.

The following additional disclosures are required under SFAS No. 7:

Consolidated Statements of Operations and Comprehensive Loss

Cumulative from inception to
December 31, 2010
Expenses
Amortization and accretion	$2,321
Exploration	66,174
General and administration	7,625
Management and directors fees	2,436
Professional and consulting fees	5,343
Research	951
Shareholders information	3,729
Stock-based compensation expense	7,537
Wages and subcontracting	8,968
Loss before other items	$(105,084)
Loss on disposal of property, plant & equipment	(1,137)
Finance and development costs expensed	(2,733)
Foreign exchange gain	6,142
Fair value adjustment related to derivative instruments	(72,337)
Net interest income and other	4,070
Loss before Income tax	$(171,079)
Income tax	221
Loss after Income tax	$(170,858)
Earnings attributable to non-controlling interest	17,106
Deficit attributable to shareholders	$(153,752)

In accordance with the principles of reverse takeover accounting, the authorized share capital and number of common shares issued are those of the legal parent (the Company). The changes in share capital proceeds, to the date of the reverse takeover, represents the change in share capital of Mintec and is not related to the issuance of the shares by Baja. Since Mintec’s share capital remained unchanged from inception until 2000 and the only other change in Shareholders’ Equity relates to the cumulative deficit, for practical purposes, the Company’s Statements of Changes in Shareholders’ Equity as required by FAS7, is presented from 2000, rather than from inception.

Consolidated Statements of Changes in Shareholders’ Equity

	Issue				Contributed
	Price Per	Shares	Shares	Warrants	Surplus	Deficit	Total
	Unit	(number)	($’000)	($’000)	($’000)	($’000)	($’000)
Balance – December 31, 2000 (from Inception)		$13,269,020	$146	$–	$–	$(30,820)	$(30,674)
Loss for the year		–	–	–	–	(691)	(691)
Special warrants exercised	0.15	1,636,666	–	–	–	–	–
Capitalization of debt owing to related parties		–	31,432	–	–	–	31,432
Stock option exercised	0.17	30,000	–	–	–	–	–
Warrants exercised	0.18	224,000	–	–	–	–	–
Balance – December 31, 2001		$15,159,686	$31,578	$–	$–	$(31,511)	$67

BAJA MINING 2010 ANNUAL REPORT NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 77

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS
For the year ended December 31, 2010
(expressed in thousands of Canadian dollars, unless stated otherwisie)

19. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”) (continued)

e)	Development Stage Company (continued)

Consolidated Statements of Changes in Shareholders’ Equity (continued)

	Issue				Contributed
	Price Per	Shares	Shares	Warrants	Surplus	Deficit	Total
	Unit	(number)	($’000)	($’000)	($’000)	($’000)	($’000)
Balance – January 1, 2002		$15,159,686	$31,578	$–	$–	$(31,511)	$67
Income for the year		–	–	–	–	481	481
Stock option exercised	0.11	148,500	–	–	–	–	–
Warrants exercised	0.11	245,000	–	–	–	–	–
Special warrants exercised	0.15	980,000	–	–	–	–	–
Cancellation of escrow shares		(274,807)	–	–	–	–	–
Share consolidation (16:1)		(15,242,230)	–	–	–	–	–
Balance – December 31, 2002		$1,016,149	$31,578	$–	$–	$(31,030)	$548
Loss for the year		–	–	–	–	(404)	(404)
Private placement	0.10	5,000,000	–	–	–	–	–
Warrants exercised	0.13	137,450	–	–	–	–	–
Share entitlement correction		5	–	–	–	–	–
Balance – December 31, 2003		$6,153,604	$31,578	$–	$–	$(31,434)	$144
Loss for the year		$–	$–	$–	$–	$(5,392)	$(5,392)
Warrants exercised		600,000	–	–	–	–	–
Shares issued in reverse takeover		40,000,000	46	–	–	–	46
Private placements	0.67	13,410,702	8,941	–	–	–	8,941
Stock-based Compensation		–	–	–	1,397	–	1,397
Stock options exercised	0.20	20,000	4	–	–	–	4
Fair value of options exercised		–	6	–	(6)	–	0
Warrants exercised	0.13	52,000	7	–	–	–	7
Balance – December 31, 2004		$60,236,306	$40,582	$–	$1,391	$(36,826)	$5,147
Loss for the year		–	–	–	–	(7,397)	(7,397)
Private placement (Non-brokered)	0.37	3,505,249	1,006	286	–	–	1,292
Private placement (Brokered)	0.41	8,255,715	2,675	674	–	–	3,349
Agents warrants		–	–	162	–	–	162
Share issue costs		–	(577)	–	–	–	(577)
Warrants exercised	0.14	4,243,550	585	–	–	–	585
Stock-based Compensation		–	–	–	1,354	–	1,354
Options exercised	0.22	40,000	9	–	–	–	9
Fair value of options exercised		–	5	–	(4)	–	1
Balance – December 31, 2005		$76,280,820	$44,285	$1,122	$2,741	$(44,223)	$3,925

Consolidated Statements of Changes in Shareholders’ Equity (continued)

	Issue				Contributed
	Price Per	Shares	Shares	Warrants	Surplus	Deficit	Total
	Unit	(number)	($’000)	($’000)	($’000)	($’000)	($’000)
Balance – January 1, 2006		$76,280,820	$44,284	$1,122	$2,741	$(44,223)	$3,924
Loss for the year		–	–	–	–	(23,222)	(23,222)
Private placement	0.90	25,555,556	17,635	5,365	–	–	23,000
Brokers warrants		–	–	1,341	–	–	1,341
Share issue costs		–	(2,076)	(631)	–	–	(2,707)
Warrants exercised	0.74	4,092,641	3,023	–	–	–	3,023
Fair value of warrants exercised		–	700	(700)	–	–	–
Stock-based Compensation		–	–	–	5,240	–	5,240
Options exercised	0.35	1,955,000	684	–	–	–	684
Fair value of options exercised		–	1,008	–	(1,008)	–	–
Balance – December 31, 2006		$107,884,017	$65,258	$6,497	$6,973	$(67,445)	$11,283
Loss for the year		–	–	–	–	(11,112)	(11,112)
Private placements	1.86	24,215,000	32,613	12,427	–	–	45,040
Share issue costs		–	(1,498)	(534)	–	–	(2,032)
Agents warrants issued		–	–	736	–	–	736
Special warrants issued		–	–	48	–	–	48
Warrants exercised	0.79	6,324,497	5,017	–	–	–	5,017
Fair value of warrants exercised		–	1,975	(1,975)	–	–	–
Options exercised	0.37	2,275,000	845	–	–	–	845
Fair value of options exercised		–	1,631	–	(1,631)	–	–
Stock-based Compensation		–	–	–	1,403	–	1,403
Balance – December 31, 2007		$140,698,514	$105,841	$17,199	$6,745	$(78,557)	$51,228
Income for the year		$–	$–	$–	$–	$1,715	$1,715
Warrants exercised	1.20	2,035,823	2,450	–	–	–	2,450
Fair value of warrants exercised		–	1,122	(1,122)	–	–	–
Options exercised	0.35	330,000	116	–	–	–	116
Fair value of options exercised		–	82	–	(82)	–	–
Stock-based Compensation		–	–	–	1,542	–	1,542
Contribution relating to funding obligation		–	–	–	69,380	–	69,380
Contribution relating to refundable deposit liability		–	–	–	1,387	–	1,387
Contribution relating to historical expenditure		–	–	–	10,377	–	10,377
Contribution relating to loans from non-controlling interest		–	–	–	22,361	–	22,361
Balance – December 31, 2008		$143,064,337	$109,611	$16,077	$111,710	$(76,842)	$160,556

BAJA MINING 2010 ANNUAL REPORT NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 79

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS
For the year ended December 31, 2010
(expressed in thousands of Canadian dollars, unless stated otherwisie)

19.	UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”) (continued)

e)	Development Stage Company (continued)

Consolidated Statements of Changes in Shareholders’ Equity (continued)

							Non-
	Issue				Contributed		controlling
	Price Per	Shares	Shares	Warrants	Surplus	Deficit	Interest	Total
	Unit	(number)	($’000)	($’000)	($’000)	($’000)	($’000)	($’000)
Balance – January 1, 2009		$143,064,337	$109,611	$16,077	$111,710	$(76,842)	$–	$160,556
Loss for the period attributed to shareholders		–	–	–	–	(15,495)	–	(15,495)
Profit for the period attributed to non-controlling interest		–	–	–	–	–	3,305	3,305
Options exercised	0.35	330,000	116	–	–	–	–	116
Fair value of options exercised		–	252	–	(252)	–	–	–
Stock-based Compensation		–	–	–	2,827	–	–	2,827
Contribution relating to loans from non-controlling interest		–	–	–	2,750	–	–	2,750
Balance – December 31, 2009		$143,394,337	$109,979	$16,077	$117,035	$(92,337)	$3,305	$154,059
Loss for the period attributed to shareholders		$–	$–	$–	$–	$(61,415)	$–	$(61,415)
Loss for the period attributed to non-controlling interest		–	–	–	–	–	(20,411)	(20,411)
Shares issued in bought deal financing	1.10	167,325,000	184,058	–	–	–	–	184,058
Shares issued in bought deal financing	0.80	21,875,000	17,500	–	–	–	–	17,500
Share issuance costs		–	(11,038)	–	–	–	–	(11,038)
Brokers’ warrants		–	–	297	–	–	–	297
Warrants expired		–	–	(32)	32	–	–	–
Options exercised	0.35	1,065,000	374	–	–	–	–	374
Options exercised	0.40	501,250	202	–	–	–	–	202
Options exercised	0.57	12,500	7	–	–	–	–	7
Fair value of options exercised		–	520	–	(520)	–	–	–
Stock-based Compensation		–	–	–	1,452	–	–	1,452
Contribution relating to loans from non-controlling interest		–	–	–	(27,669)	–	–	(27,669)
Balance – December 31, 2010		$334,173,087	$301,602	$16,342	$90,330	$(153,752)	$(17,106)	$237,416

Consolidated Statements of Cash Flows
Cumulative from inception to
December 31, 2010
Cash flows from operating activities
Loss for the period	$(170,858)
Items not affecting cash
Amortization and accretion	3,448
Gain on disposal of property, plant & equipment	1,137
Consulting fees settled by sale of subsidiary	27
Stock-based compensation expense	12,541
Unrealized foreign exchange	(602)
Impairment of property, plant and equipment	125
Finance and development costs expensed	2,733
Income tax provision	(221)
Fair value adjustment related to derivative instruments	72,337
(79,333)
Income tax paid	(850)
Special Warrants Liability payment	(760)
Reclamation activities undertaken during the period	(517)
Net changes in working capital balances
Other receivables	(1,419)
Deposits and prepaids	453
Accounts payable and accrued liabilities	3,129
(79,297)

Cash flows from investing activities
Expenditure on mineral properties, net	(193,568)
Acquisition of property, plant and equipment	(8,675)
Disposal of property, plant & equipment	2,258
Proceeds of merger	81
Increase in restricted cash	(105,300)
Investment in long-term receivable	(480)
(305,684)

Cash flows from financing activities
Advances from related parties	31,439
Net proceeds from issuance of common shares	282,948
Contribution relating to funding of mineral property costs	69,380
Refundable deposit received from sale of property interest	10,186
Increase in deferred financing costs	(32,265)
Loans from non-controlling interest	71,437
433,125

Cash and cash equivalents – End of period	$48,144

BAJA MINING 2010 ANNUAL REPORT NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 81

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS
For the year ended December 31, 2010
(expressed in thousands of Canadian dollars, unless stated otherwisie)

19.	UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”) (continued)

f)	Accounts payable and accrued liabilities

The following additional information would have been presented if these consolidated financial statements were presented in accordance with US GAAP:

	December 31,	December 31,
	2010	2009
Operating payables	$2,680	$652
Payables related to property, plant & equipment	1,337	–
Payables related to deferred financing costs	1,828	–
Payables related to mineral properties	9,043	3,194
	$14,888	$3,846

g)	Stock based compensation

The following additional information would have been presented with regards to stock-based compensation if these consolidated financial statements were presented in accordance with US GAAP:

		Weighted
	Number of	average
	options	fair value
Non-vested – December 31, 2009	3,688,750	$0.44
Granted	13,815,000	0.67
Vested	(2,995,312)	0.48
Forfeited	(62,500)	0.45
Non vested – December 31, 2010	14,445,938	0.66

The intrinsic value of all outstanding stock options as at December 31, 2010 was estimated at $8,032 based on a closing share price of $1.13. The unrecognized stock based compensation (related to future services) at December 31, 2010 was estimated at $7,995 which is expected to be recognized over a weighted-average period of 0.74 years.

h)	New accounting pronouncements under US GAAP

ASU Topic 820 “Improving Disclosures about Fair Value Measurements”

The Financial Accounting Standards Board (“FASB”) has issued Accounting Standards Update No. 2010-06 (“ASU 2010-06”), “Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements”.

This ASU requires some new disclosures and clarifies some existing disclosure requirements about fair value measurement as set forth in Codification Subtopic 820-10. ASU 2010-06 amends Codification Subtopic 820-10 and now requires a reporting entity to use judgment in determining the appropriate classes of assets and liabilities and to provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. The current year adoption did not have an impact on the Company’s consolidated financial position and results of operations.

In February 2010, the FASB issued an accounting standard that amended certain recognition and disclosure requirements related to subsequent events. The accounting standard requires an entity that is an SEC filer to evaluate subsequent events through the date that the financial statements are issued and removes the requirement that an SEC filer disclose the date through which subsequent events have been evaluated. This guidance was effective upon issuance. The adoption of this standard had no effect on the Company’s condensed consolidated financial position or results of operations.

i)

As permitted by the Securities Exchange Commission, the Company will not provide reconciliations between local generally accepted accounting principles and US GAAP, following the adoption of IFRS for periods starting on January 1, 2011.

20	SUBSEQUENT EVENTS

a)	On February 1, 2011, the Company paid the current portion of the special warrant liability of US$333 to CONANP (note 7(a)).

b)

On January 18, 2011, the Company announced that it had substantially completed all conditions precedent to the senior and subordinated debt facilities allowing it to fix the interest rate of the US-Exim Senior loan to 3.02% (notes 8 and 9).

BAJA MINING 2010 ANNUAL REPORT NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 83

CORPORATE INFORMATION

BOARD OF DIRECTORS

C. Thomas Ogryzlo, P.Eng
Chair of the Board & Chair of the Compensation Committee

John Greenslade, P.Eng, M.Eng, LLB
President, CEO & Director

Robert Mouat
Director

Graham Thody, CA
Chair of the Audit Committee

Ross Glanville, B.A.Sc., P.Eng, MBA, CAMV
Chair of the Nominating and Corporate Governance Committee

Wolf Seidler, P.Eng
Director

BAJA MINING CORP
Left to right: Robert Mouat, Graham Thody, C. Thomas Ogryzlo, Wolf Seidler, John Greenslade, Ross Glanville

MANAGEMENT TEAM

John Greenslade, P.Eng, M.Eng, LLB
President, CEO & Director

Michael Shaw, P.E.
Chief Operating Officer

Rowland L. Wallenius, CA
Chief Financial Officer

David Dreisinger, PhD, P.Eng
Vice President – Metallurgy & Process

Kendra Low, MBA
Vice President – Administration & Corporate Secretary

Tawn Albinson, P.Geo
Managing Director, Mexico

Scott Britton, P.E.
General Manager – Mining

Terry Hodson, P.Geo
General Manager – Geology

Maria-Luisa Sinclair, MA
Director of Human Resources

Connie Yee, MBA
Director - Information Technology

Thomas Glück, PhD
Director - Process Technology

Mike Laflamme
General Manager - Business Services

Ron Hamm, P.E.
Engineering Manager

AUDITOR

PricewaterhouseCoopers, LLP
Chartered Accountants
250 Howe Street
Vancouver, British Columbia
Canada V6C 3S7

TRANSFER AGENT

Computershare Investor Services Inc.
3rd Floor, 510 Burrard Street
Vancouver, British Columbia
Canada V6C 3B9

SHAREHOLDER RELATIONS

Kendra Low, VP Administration & Corporate Secretary
kendra.low@bajamining.com

WARRANT INQUIRIES

Diane Barley, Securities Administrator
diane.barley@bajamining.com

BAJA MINING CORP.
500-200 BURRARD STREET, VANCOUVER, BC, CANADA V6C 3L6 T 604 685 2323 F 604 629 5228

BAJ:TSX

www.bajamining.com	The paper used in the printing of this report saved 38 trees; 2,842 pounds of solid waste; 3,827 gallons of water; 4,992 kilowatt hours of electricity (6.4 months of electric power required by the average US home); 6,323 pounds of greenhouse gases (5,120 miles travelled in the average American car); 27 pounds of HAPs, VOCs and AOX combined; and 10 cubic yards of landfill space.